P.E 09/30/06

AR/S

1-12822


07030061



Beazer Homes USA Inc


Beazer
Homes
2006 Annual Report

Business Description

Beazer Homes USA, Inc., headquartered in Atlanta, is the sixth-largest homebuilder in the country, based on number of homes closed. Our operations are geographically diversified in 21 states across the United States. We are committed to achieving growth through the execution of our strategy to increase profitability by utilizing our size, scale and capabilities; to selectively increase market penetration through focused product expansion and price point diversification; and to leverage our national brand, which is built around the customer. Beazer Homes, a Fortune 500 company, has been listed on the New York Stock Exchange since 1994 under the ticker symbol "BZH."


West
Mid-Atlantic
Florida
Southeast
Other

Financial Highlights

Beazer Homes USA, Inc.

(in thousands, except homes closed and per share amounts)

Year Ended September 30,	2006	2005	2004
Statements of Operations Data			
Homes closed	18,669	18,146	16,451
Total revenues	$5,462,003	$4,995,353	$3,907,109
Net income	388,761	262,524	235,811
Diluted earnings per share	$ 8.89	$ 5.87	$ 5.59
Adjusted net income*		392,759	
Adjusted diluted earnings per share*		$ 8.72	
Balance Sheet at September 30			
Total assets	$4,559,431	$3,770,516	$3,163,030
Total debt	1,838,660	1,321,936	1,150,972
Stockholders' equity	1,701,923	1,504,688	1,232,121

*Adjusted net income and diluted earnings per share for 2005 exclude goodwill impairment charge of $130.2 million. See page 18 of form 10-K for a reconciliation to reported net income and diluted earnings per share.

To Our Shareholders



Brian C. Beazer
Non-Executive Chairman of the Board

Ian J. McCarthy
President and Chief Executive Officer



The new homes market, which has enjoyed a record pace of expansion for the past decade, softened considerably in fiscal 2006, with conditions becoming increasingly more difficult as the year progressed. Against this market backdrop, we are pleased to report to you some of the strongest financial results in Company history, while also letting you know that we expect conditions to remain very challenging in fiscal 2007. As you read the following pages, our goal is for you to see Beazer Homes' ability both to capitalize on the considerable long-term opportunities in the U.S. homebuilding industry, as well as to manage effectively through inevitable market downturns.

Record Results in a Tough Environment

In fiscal year 2006, we generated home closings of 18,669 and revenues of $5.5 billion, up 3% and 9%, respectively, both representing all-time Company records. This growth was accompanied by net income of $388.8 million, or $8.89 per diluted share, compared to adjusted net income of $392.8 million and $8.72 per diluted share in the prior year.

However, our margins in fiscal 2006 were negatively impacted by factors related to a more challenging business environment. These factors included a higher percentage of closings from lower-margin markets, the need to employ higher levels of sales incentives, and costs associated with exiting land positions and reducing overhead structures. At the same time, these results reflect continued successful execution of our profitable growth strategy, part of which is a commitment to effectively leverage our size, scale and geographic reach through our national brand.

During the year, we also remained intensely focused on strengthening our financial position and maintaining sound, disciplined fiscal policies. To that end, we meaningfully enhanced our liquidity and already strong balance sheet by increasing our revolving credit facility and completing two debt offerings. We also demonstrated our commitment to prudent capital allocation and increasing shareholder value through our share repurchase program. Over the past 12 months, we have repurchased 3.6 million shares for $205.4 million as part of our three-year, 10 million share repurchase program.

Understanding Changes in the Housing Market

Despite a strong finish for fiscal 2006 in terms of closings, revenues and earnings, new home orders were considerably weaker, down 23% for the 12-month period, compared to record levels in the prior year. As 2006 unfolded, conditions grew even more difficult as evidenced by a 58% decline in new home orders in

Revenues
[dollars in millions]



$2,641
$3,177
$3,907
$4,995
$5,462
2002 2003 2004 2005 2006

FY 2006 revenues increased 9.3% on a 2.9% increase in home closings and a 5.7% increase in average sales price per home to $286,700.

Home Closings



13,603
15,409
16,451
18,146
18,669
2002 2003 2004 2005 2006

the fourth quarter as compared to the same period in the prior year. We view the current housing slowdown differently from past cycles. The economy and interest rates have remained favorable, and have not been meaningful contributors to the downturn in housing.

Instead, this downturn is a classic case of supply and demand misalignment. The situation began during 2004 and 2005, when strong demand, in part driven by speculative activity, led to rapid price appreciation across multiple major markets. Escalating prices stretched affordability and ultimately pressured demand in late 2005 and throughout 2006. This resulted in excess inventory on the market. In turn, new homebuyers experienced difficulty selling their existing homes, which, coupled with worsening buyer sentiment, led to higher cancellations, pushing new home inventories even higher. This supply and demand dynamic continues to exist in major markets across the country, resulting in higher discounting and increased incentives as builders and sellers look to clear inventory. These events have been particularly pronounced in those markets where the most rapid price appreciation occurred.

At present, it seems everyone, from economists to the media, is trying to determine at what point the housing market will hit bottom and begin to recover. To date, we have yet to see meaningful evidence to suggest that a rebound in housing is imminent and currently expect challenging market conditions to continue well into fiscal 2007. These observations were the basis for our announcement in September that anticipates home closings in the range of 12,000 to 13,500 in fiscal 2007, representing roughly a 30% to 35% decline from fiscal 2006 levels.

Managing Through a Slowdown

Given the difficulty in predicting the duration of current market conditions, we have proactively taken steps to align our overhead structure and capital spending with our current expectations for reduced volume levels. This fall, we undertook a comprehensive review of our overhead structure, reducing our overall headcount by 25% through the elimination of approximately 1,000 positions. We also worked to align our year-end land positions with next year's expectations for home closings. This resulted in a 17% reduction in controlled lots, compared to the prior year, through the elimination of non-strategic land positions. In doing so, we incurred pre-tax charges of $43.5 million to exit land options and recognize land impairments. Throughout the year, we also slowed our land purchases and decreased our investment in underperforming markets. This resulted in our exiting two Indiana sub-markets and the suburban Memphis area.

None of these decisions was easy or taken lightly, but they were necessary to maintain our sound balance sheet and strong financial position so that we can

Net Income
[dollars in millions]


$122.6
$172.7
$235.8
$392.8*
$388.8
2002
2003
2004
2005
2006

Prior-year periods have been adjusted to reflect March 2005 three-for-one stock split and implementation of EITF 04-08, as applicable.

**FY 2005 adjusted net income and EPS excludes $130.2 million goodwill impairment charge taken in Q2 2005. (See page 18 of Form 10-K for reconciliation to GAAP).*

Earnings Per Share
[in dollars]


3.58
4.26
5.59
8.72*
8.89
2002
2003
2004
2005
2006

manage effectively through this slowdown. Even more importantly, these measures should put us in a strong position to take advantage of opportunities that will generate meaningfully higher returns when the market begins its recovery.

A Strategy Suited to Multiple Market Scenarios

In addition to a strong financial foundation, Beazer Homes continues to enjoy numerous competitive advantages – namely, a diversified geographic and product base, as well as a significant presence in most of its markets. We believe these advantages, combined with our effective operating strategy, will sustain our business, both now and in the future. Therefore, we remain committed to the same set of strategic initiatives that you have heard us discuss in recent years:

- increase profitability by utilizing our size, scale and capabilities;
- selectively increase market penetration through focused product expansion and price point diversification; and
- leverage our national brand, which is built around the customer.

Executed in conjunction with one another, these interrelated initiatives ensure long-term profitable growth for the Company in both challenging and strong business environments. We certainly have put them to the test in recent months. More than ever, we are finding ways to simplify and standardize best practices throughout the organization to achieve greater levels of profitability and consistency. Many of these efforts center on reducing the overall costs to build our homes and creating economies of scale. For example, our national and regional accounts initiatives, which yielded significant savings during fiscal year 2006, has increased profitability for Beazer Homes in many ways. The most obvious is through competitive multi-year fixed price contracts where we have lowered overall construction costs and avoided many of the periodic cost increases for materials and services. Our corporate and divisional purchasing departments are working together to achieve a 10% reduction in overall direct homebuilding costs by attacking the costs from every direction possible. They are negotiating lower costs with new and existing trade partners, reducing and standardizing all materials and evaluating which features should be standard in our homes. At the same time, our planning and design teams are focusing on creating both efficient and appealing home designs for buyers in each of our target market segments, with a goal of leveraging our most successful plans across our markets.

Increasing the depth and breadth of our penetration in a local market, for example, enables us to leverage our local infrastructure. It also further diversifies our product base and reduces our dependency on single segments of the market. The evolution of our brand proposition is an inherent and critical part of all these initiatives. No matter where we are or what type of conditions exist, our most important task is to stay customer-centric by providing an appealing home of high quality, at the best value possible, for what is likely the most important purchase a customer ever makes.

Industry Fundamentals Remain Compelling

The importance that Americans place on homeownership, in fact, is the foundation of our belief in the long-term fundamentals of the housing industry, rooted in supply and demand. Housing supply depends largely on land supply, which grows ever tighter, due to regulation and entitlement restrictions. Also, even though the market currently has excess inventory, over the past few decades, housing starts have not kept pace with population growth.

On the demand side, nothing convinces us more of the housing industry's long-term strength than demographics. Growth in household formation has been a primary driver of demand over the past decade and is expected to continue. More immigrants attaining homeownership status; increased housing needs from aging baby-boomers and echo-boomers; and growth in both minority households and homeownership rates are converging to create sustainable demand. As these factors come together over the next decade and beyond, they create a compelling demand scenario for housing. For large public homebuilders who have the resources to manage their business through market corrections such as the current one, we believe the future upside in homebuilding is a significant one.

Anticipating the Next 12 Months

In the meantime, we see a period of lower-volume production and a moderation in price appreciation to work off current excess new and resale home inventory levels and improve affordability. In our view, these developments, coupled with a relatively healthy U.S. economy and an upturn in buyer confidence, are necessities for an industry recovery. Already, U.S. housing starts have moderated. Most economists currently agree that the likelihood of a severe recession is low. Given these considerations, the National Association of Homebuilders currently predicts that housing starts will trough in 2007 and start to improve by 2008.

Though Beazer Homes has had a record year, it also has been one of our most challenging ones ever, especially for our ambassadors. They have continued to be the personification of the Beazer brand, to give us their best, and to display the utmost professionalism during good days and bad this year. For all of these efforts, we thank them. We also extend our appreciation to Maureen O'Connell, who retires as a director after five terms of service. Her contributions as both a director and Audit Committee chair have been substantial, and she, along with our entire Board, have been a continual source of counsel and guidance for our Company.

Finally, we want to acknowledge the loyalty of our shareholders over the past 12 months. We know firsthand it is not easy to stay with a company during a precipitous industry slowdown, but we greatly appreciate your appreciation of the real marketplace opportunity that lies before Beazer Homes and your support of our vision to realize these opportunities. We look forward to rewarding all of our stakeholders – employees, customers, shareholders – for your loyalty.

Sincerely,



Brian C. Beazer
Non-Executive Chairman of the Board



Ian J. McCarthy
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2006

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-12822

Beazer Homes USA, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**58-2086934**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328
(Address of principal executive offices) (Zip code)

(Registrant's telephone number including area code) **(770) 829-3700**

Securities registered pursuant to Section 12(b) of the Act:

Title of Securities	Exchanges on which Registered
Common Stock, $.001 par value per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Act). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant (40,464,397 shares) as of March 31, 2006, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was $2,658,510,883.

The number of shares outstanding of the registrant's Common Stock as of December 1, 2006 was 39,158,126.

DOCUMENTS INCORPORATED BY REFERENCE

	Part of 10-K where incorporated
Portions of the registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders	III

Website Access to Company Reports

Beazer Homes' Internet website address is www.beazer.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after we electronically file with or furnish them to the Securities and Exchange Commission and are available in print to any stockholder who requests a printed copy.

[This Page Intentionally Left Blank]

BEAZER HOMES USA, INC.

FORM 10-K

INDEX

		Page Number
PART I.		
Item 1.	Business	2
Item 1A.	Risk Factors	10
Item 2.	Properties	14
Item 3.	Legal Proceedings	14
Item 4.	Submission of Matters to a Vote of Security Holders	15
PART II.		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8.	Financial Statements and Supplementary Data	37
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	68
Item 9A.	Controls and Procedures	68
Item 9B.	Other Information	69
PART III.		
Item 10.	Directors and Executive Officers of the Registrant	69
Item 11.	Executive Compensation	69
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	69
Item 13.	Certain Relationships and Related Transactions	69
Item 14.	Principal Accounting Fees and Services	70
PART IV.		
Item 15.	Exhibits, Financial Statement Schedules	70

SIGNATURES

PART I

Item 1. Business

Our principal executive offices are located at 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328, telephone (770) 829-3700. We also provide information about our active communities and mortgage financing through our Internet website located at http://www.beazer.com. Information on our website is not a part of and shall not be deemed incorporated by reference in this report.

We design, sell and build primarily single-family homes in the following locations within the United States:

Region/State	Market(s) / Year Entered
West Region:	
Arizona	Phoenix (1993)
California	Los Angeles County (1993), Orange County (1993), Riverside and San Bernardino Counties (1993), San Diego County (1992), Ventura County (1993), Sacramento (1993), Kern County (2005), Fresno (2005)
Nevada	Las Vegas (1993)
New Mexico	Albuquerque (2005)
Mid-Atlantic Region:	
Maryland	Baltimore (1998), Metro-Washington, D.C. (1998)
Delaware	Delaware (2003)
New Jersey/New York/ Pennsylvania	Central and Southern New Jersey (1998), Bucks County, PA (1998), Orange County, NY (2005)
Virginia/West Virginia	Fairfax County (1998), Loudoun County (1998), Prince William County (1998), West Virginia (2004)
Florida Region:	
Florida	Jacksonville (1993), Fort Myers/Naples (1996), Tampa/St. Petersburg (1996), Orlando (1997), Sarasota (2005), Tallahassee (2006)
Southeast Region:	
Georgia	Atlanta (1985), Savannah (2005)
North Carolina	Charlotte (1987), Raleigh/Durham (1992), Greensboro (1999)
South Carolina	Charleston (1987), Columbia (1993), Myrtle Beach (2002)
Nashville, Tennessee	Nashville (1987)
Other homebuilding markets:	
Colorado	Denver (2001), Colorado Springs (2003)
Indiana	Indianapolis (2002), Ft. Wayne (2002)
Kentucky	Lexington (2002)
Ohio	Columbus (2002), Cincinnati/Dayton (2002)
Memphis, TN	Memphis (2002)
Texas	Dallas/Ft. Worth (1995), Houston (1995)

We design our homes at various price points to appeal to homebuyers across various demographic segments. Our objective is to provide our customers at each price point with homes that incorporate exceptional value and quality while seeking to maximize our return on invested capital. To achieve this objective, we have developed a business strategy which focuses on the following elements:

Geographic Diversity and Growth Markets. We compete in a large number of geographically diverse markets in an attempt to reduce our exposure to any particular regional economy. Within these markets, we build homes in a variety of projects. Our business strategy entails further increasing our market penetration, investing in our most profitable markets and exiting non-strategic markets.

Leverage of National Brand. In 2003, we adopted a strategy of a single brand name across our markets. We feel that this national brand identity best positions us to consistently approach and address the needs of our customers across all of our markets.

Leverage Size, Scale and Capabilities to Achieve Optimal Efficiencies. We have implemented specific profitability initiatives which focus on leveraging our size, scale and capabilities in order to improve gross profit and operating profit margins. These initiatives include:

- leveraging our size to create economies of scale in purchasing and construction;
- standardizing best practices and product designs;
- using branding and increased market penetration to maximize efficiency of land use; and
- leveraging our fixed cost infrastructure by increasing depth and breadth in markets where we have an established presence.

Quality Homes at Various Price Points to Meet the Needs of Increasingly Diverse Homebuyers. We seek to maximize customer satisfaction by offering homes which incorporate quality materials, distinctive design features, convenient locations and competitive prices. During fiscal year 2006, the average sales price of our homes closed was approximately $286,700. Our product strategy entails addressing the needs of an increasingly diverse profile of buyers as evidenced by demographic trends including, among others, increased immigration, changing profiles of households, the aging of the baby-boomers, and the rise of the echo-boomers (children of the baby-boomers) into the ranks of homeownership. Our product offering is broken down into the following product categories:

> **Economy**. These homes are targeted primarily at entry-level buyers and are intended to meet the needs of those buyers for whom price is the most important factor in the buying decision.
>
> **Value.** These homes are targeted at entry-level and move-up buyers, and are intended to appeal to buyers who are more interested in style and features, but are still somewhat price-focused.
>
> **Style.** These homes are targeted at more affluent move-up buyers and are intended to appeal to buyers in the more luxurious segment of the market, who place greater emphasis on style and features.

In addition, we also offer homes to the 'active adult' market which is targeted to buyers over 55 years of age, in communities with special amenities. We offer these homes within the Economy, Value and Style categories described above.

Additional Products and Services for Homebuyers. In order to maximize our profitability and provide our customers with the additional products and services that they desire, we have incorporated design studios and mortgage operations into our business. Recognizing that our customers want to choose certain components of their new home, we offer limited customization through the use of design studios in most of our markets. These design studios allow the customer to select certain non-structural customizations for their homes such as cabinetry, flooring, fixtures, appliances and wall coverings. Additionally, recognizing the homebuyer's desire to simplify the financing process, we offer mortgage services to our homebuyers through our subsidiary Beazer Mortgage Corporation ("Beazer Mortgage"). Beazer Mortgage generally does not retain or service the mortgages that it brokers. Beazer Mortgage also finances certain of our mortgage lending activities with borrowings under a warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. We also offer title insurance services to our customers in many of our markets.

Conservative Land Policies. We seek to maximize our return on capital by judiciously managing our investment in land. To reduce the risks associated with investments in land, we often use options to control land. We generally do not speculate in land which does not have the benefit of entitlements providing basic development rights to the owner.

Company History

In March 1994, we completed a concurrent initial public offering of common stock and issuance of senior notes (the "IPO"). Prior to our IPO, we were an indirect wholly owned subsidiary of Hanson PLC ("Hanson"), a company registered in the United Kingdom. Hanson currently does not hold any investment or ongoing interest in us.

Markets and Product Description

We evaluate a number of factors in determining which geographic markets to enter or in which markets to concentrate our homebuilding activities. We attempt to anticipate swings in economic and real estate conditions by evaluating such statistical information as:

- the historical and projected growth of the population;
- the number of new jobs created or projected to be created;
- the number of housing starts in previous periods;
- building lot availability and price;
- housing inventory;
- level of competition; and
- home sale absorption rates.

We generally seek to differentiate ourselves from our competition in a particular market with respect to customer service and product type. We maintain the flexibility to alter our product mix within a given market, depending on market conditions. In determining our product mix, we consider demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market. Although some of our Value and Style homes are priced at the upper end of the market, and we offer a selection of amenities, we generally do not build "custom homes." We attempt to maximize efficiency by using standardized design plans whenever possible.

The following table summarizes certain operating information regarding our major geographic regions as of and for the year ended September 30, 2006 *(dollars in thousands)*. Please see "*Management's Discussion and Analysis of Results of Operations and Financial Condition*" for additional information.

Region	Number of Homes Closed	Average Closing Price	Units in Backlog at Year End	Dollar Value of Backlog at Year End
West	5,035	$ 368.3	1,175	$ 468,560
Mid-Atlantic	2,086	457.6	577	290,861
Florida	2,274	309.5	508	173,106
Southeast	4,289	210.8	1,321	312,118
Other	4,985	187.5	1,521	310,811
Total Company	18,669	$ 286.7	5,102	$ 1,555,456

Our homebuilding and marketing activities are conducted under the name of Beazer Homes in each of our markets.

Corporate Operations

We perform the following functions at a centralized level:

- evaluate and select geographic markets;
- allocate capital resources to particular markets for land acquisitions;
- maintain and develop relationships with lenders and capital markets to regulate the flow of financial resources;
- maintain centralized information systems; and
- monitor the operations of our subsidiaries and divisions.

We allocate capital resources necessary for new projects in a manner consistent with our overall operating strategy. We will vary the capital allocation based on market conditions, results of operations and other factors. Capital commitments are determined through consultation among selected executive and operational personnel, who play an important role in ensuring that new projects are consistent with our strategy. Centralized financial controls are also maintained through the standardization of accounting and financial policies and procedures.

Structurally, we operate through separate operating divisions which are equipped with the skills to complete the functions of land acquisition, land entitlement, land development, construction, marketing, sales and product service.

Land Acquisition and Development

Generally, the land we acquire is purchased only after necessary entitlements have been obtained so that we have the right to begin development or construction as market conditions dictate. In certain situations, we will purchase property without all necessary entitlements where we perceive an opportunity to build on such property in a manner consistent with our strategy. The term "entitlements" refers to subdivision approvals, development agreements, tentative maps or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give a developer the right to obtain building permits upon compliance with conditions that are usually within the developer's control. Although entitlements are ordinarily obtained prior to the purchase of land, we are still required to obtain a variety of other governmental approvals and permits during the development process.

We select our land for development based upon a variety of factors, including:

- internal and external demographic and marketing studies;
- suitability for development during the time period of one to five years from the beginning of the development process to the last closing;
- centralized corporate-level management review of all decisions;
- financial review as to the feasibility of the proposed project, including profit margins and returns on capital employed;
- the ability to secure governmental approvals and entitlements;
- environmental and legal due diligence;
- competition in the area;
- proximity to local traffic corridors and amenities; and
- management's judgment as to the real estate market and economic trends and our experience in a particular market.

We generally purchase land or obtain an option to purchase land, which, in either case, requires certain site improvements prior to construction. Where required, we then undertake or, in the case of land under option, the grantor of the option then undertakes, the development activities (through contractual arrangements with local developers), which include site planning and engineering, as well as constructing road, sewer, water, utilities, drainage and recreational facilities and other amenities. When available in certain markets, we also buy finished lots that are ready for construction.

We strive to develop a design and marketing concept for each of our projects, which include determination of size, style and price range of the homes, layout of streets, layout of individual lots and overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the needs of a particular market and our cost of lots in the project. We are, however, often able to use standardized design plans.

The development and construction of each project is managed by our operating divisions, each of which is generally led by a president who, in turn, reports directly or indirectly to our Chief Operating Officer. At the development stage, a manager (who may be assigned to several projects and reports to the president of the division) supervises development of buildable lots. In addition, a builder is responsible for each project site to supervise actual construction, and each division has one or more customer care and marketing representatives assigned to projects operated by that division.

The following table sets forth, by state, land controlled by us as of September 30, 2006:

	Lots Owned						
	Undeveloped Lots(1)	Lots Under Development	Finished Lots	Homes Under Construction(2)	Total Lots Owned	Total Lots Under Contract	Total Lots Controlled
Arizona/New Mexico	-	140	1,468	593	2,201	7,593	9,794
California	-	3,205	1,635	1,236	6,076	4,016	10,092
Colorado	-	-	498	237	735	1,752	2,487
Florida	-	2,388	1,135	1,059	4,582	6,711	11,293
Georgia	-	337	269	303	909	1,320	2,229
Indiana	434	2,627	1,187	647	4,895	1,486	6,381
Kentucky	-	195	157	94	446	726	1,172
Maryland/Delaware	-	1,001	616	346	1,963	5,081	7,044
Nevada	-	1,438	417	337	2,192	1,616	3,808
New Jersey/New York/ Pennsylvania	-	165	420	152	737	4,178	4,915
North Carolina	60	1,420	476	387	2,343	1,861	4,204
Ohio	-	2,314	1,121	244	3,679	335	4,014
South Carolina	-	1,474	509	527	2,510	4,842	7,352
Tennessee	-	1,312	85	285	1,682	1,465	3,147
Texas	503	1,529	2,234	688	4,954	1,339	6,293
Virginia/West Virginia	-	513	340	176	1,029	3,251	4,280
Total	997	20,058	12,567	7,311	40,933	47,572	88,505

(1) "Undeveloped Lots" consists of raw land that is expected to be developed into the respective number of lots reflected in this table.
(2) The category "Homes Under Construction" represents lots on which construction of a home has commenced.

Option Contracts. We acquire certain lots by means of option contracts. Option contracts generally require the payment of a cash deposit or issuance of a letter of credit for the right to acquire lots during a specified period of time at a certain price.

Under option contracts, both with and without specific performance, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Our obligation with respect to options with specific performance is included on our consolidated balance sheet in other liabilities at September 30, 2006. At September 30, 2006, we are committed to future amounts under option contracts with specific performance obligations that aggregated $14.2 million, net of cash deposits. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $352.6 million at September 30, 2006. This amount includes non-refundable letters of credit of approximately $51.9 million. At September 30, 2006, future amounts under option contracts without specific performance obligations aggregated approximately $2.4 billion, net of cash deposits.

Construction

We typically act as the general contractor for the construction of our projects. Our project development operations are controlled by our subsidiaries and divisions, whose employees supervise the construction of each project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes. We specify that quality, durable materials be used in the construction of our homes. Our subcontractors follow design plans prepared by architects and engineers who are retained by us and whose designs are geared to the local market. Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Agreements with our subcontractors and materials suppliers are generally entered into after competitive bidding. In connection with this competitive bid process, we obtain information from prospective subcontractors and vendors with respect to their financial condition and ability to perform their agreements with us. We do not maintain significant inventories of construction materials, except for materials being utilized for homes under construction. We have numerous suppliers of raw materials and services used in our business, and such materials and services have been, and continue to be, available. Material prices may fluctuate, however, due to various factors, including demand or supply shortages, which may be beyond the control of our vendors. Whenever possible, we enter into regional and national supply contracts with certain of our vendors. We believe that our relationships with our suppliers and subcontractors are good.

Construction time for our homes depends on the availability of labor, materials and supplies, product type and location. Homes are designed to promote efficient use of space and materials, and to minimize construction costs and time. In all of our markets, construction of a home is typically completed within three to six months following commencement of construction. At September 30, 2006, we had 1,991 finished homes (excluding models), of which 794 were under contract and included in backlog at such date.

Warranty Program

For homes sold through March 31, 2004 (and in certain markets through July 31, 2004), we self-insured our structural warranty obligations through our wholly owned risk retention group. Beginning with homes sold April 1, 2004 (August 1, 2004 in certain markets), our warranties are issued, administered, and insured by independent third parties. We currently provide a limited warranty (ranging from one to two years) covering workmanship and materials per our defined performance quality standards. In addition, we provide a limited warranty (generally ranging from a minimum of five years up to the period covered by the applicable statute of repose) covering only certain defined construction defects. We also provide a defined structural element warranty with single-family homes and townhomes in certain states.

We subcontract our homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are generally the primary responsibility of our subcontractors.

In addition, we maintain third-party insurance for most construction defects that we encounter in the normal course of business. We believe that our accruals and third-party insurance are adequate to cover the ultimate resolution of our potential liabilities associated with known and anticipated warranty and construction defect related claims and litigation.

There can be no assurance, however, that the terms and limitations of the limited warranty will be effective against claims made by the homebuyers, that we will be able to renew our insurance coverage or renew it at reasonable rates, that we will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or building related claims or that claims will not arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

Marketing and Sales

We make extensive use of advertising and other promotional activities, including our Internet website (http://*www.beazer.com*), mass-media advertisements, brochures, direct mail and the placement of strategically located signboards in the immediate areas of our developments.

We normally build, decorate, furnish and landscape model homes for each project and maintain on-site sales offices. At September 30, 2006, we maintained 793 model homes, of which 236 were owned and 557 were leased from third parties pursuant to sale and leaseback agreements. We believe that model homes play a particularly important role in our marketing efforts.

We generally sell our homes through commissioned employees (who typically work from the sales offices located at the model homes used in the subdivision) as well as through independent brokers. Our personnel are available to assist prospective homebuyers by providing them with floor plans, price information and tours of model homes, and in connection with the selection of options. The selection of interior features is a principal component of our marketing and sales efforts. Sales personnel are trained by us and attend periodic meetings to be updated on sales techniques, competitive products in the area, the availability of financing, construction schedules and marketing and advertising plans, which management believes results in a sales force with extensive knowledge of our operating policies and housing products. Our policy also provides that sales personnel be licensed real estate agents where required by law. Depending on market conditions, we also at times begin construction on a number of homes for which no signed sales contract exists. The use of an inventory of such homes satisfies the requirements of relocated personnel and of independent brokers, who often represent customers who require a completed home within 60 days. At September 30, 2006, excluding models, we had 3,614 homes at various stages of completion (of which 1,197 were completed) for which we did not have a sales contract, either because the construction of the home was begun without a sales contract as described above or because the original sales contract had been cancelled.

We sometimes use various sales incentives in order to attract homebuyers. The use of incentives depends largely on local economic and competitive market conditions.

Customer Financing

We offer customer financing through Beazer Mortgage. Beazer Mortgage provides mortgage origination services, and generally does not retain or service the mortgages that it originates. Beazer Mortgage finances certain of our mortgage lending activities with borrowings under its warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. Beazer Mortgage can provide qualified homebuyers numerous financing options, including a wide variety of conventional, FHA and VA financing programs. In certain situations, we will seek to assist our homebuyers in obtaining financing from outside mortgage lenders and, in certain limited circumstances, we may attempt to minimize potential risks relating to the availability of customer financing by purchasing mortgage financing commitments that lock in the availability of funds and interest rates at specified levels for a certain period of time. Because substantially all homebuyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment and high mortgage interest rates may deter and eliminate a substantial number of potential homebuyers from our markets in the future. In addition, we offer title insurance services to our homebuyers in many of our markets.

Competition and Market Factors

The development and sale of residential properties is highly competitive and fragmented. We compete for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous large and small homebuilders, including some homebuilders with nationwide operations and greater financial resources and/or lower costs than us. We also compete for residential sales with individual resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. We believe that we compare favorably to other builders in the markets in which we operate, due primarily to:

- our experience within our geographic markets and breadth of product line, which allows us to vary our regional product offerings to reflect changing market conditions;

- our responsiveness to market conditions, enabling us to capitalize on the opportunities for advantageous land acquisitions in desirable locations;
- our reputation for quality design, construction and service; and
- our focus on providing customers with a product they enjoy.

The housing industry is cyclical and is affected by consumer confidence levels, existing inventory levels and prevailing economic conditions generally, including interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with homeownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

Government Regulation and Environmental Matters

Generally, our land is purchased with entitlements, giving us the right to obtain building permits upon compliance with specified conditions, which generally are within our control. Upon compliance with such conditions, we must obtain building permits. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Several governmental authorities have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas. To date, the governmental approval processes discussed above have not had a material adverse effect on our development activities, and indeed all homebuilders in a given market face the same fees and restrictions. There can be no assurance, however, that these and other restrictions will not adversely affect us in the future.

We may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums or "slow-growth" or "no-growth" initiatives or building permit allocation ordinances which could be implemented in the future in the states and markets in which we operate. Substantially all of our land is entitled and, therefore, the moratoriums generally would only adversely affect us if they arose from health, safety and welfare issues such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdictions. These fees are normally established, however, when we receive recorded final maps and building permits. We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. These laws may result in delays, cause us to incur substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas.

Bonds and Other Obligations

We are frequently required, in connection with the development of our projects, to obtain letters of credit and performance, maintenance and other bonds in support of our related obligations with respect to such developments. The amount of such obligations outstanding at any time varies in accordance with our pending development activities. In the event any such bonds or letters of credit are drawn upon, we would be obligated to reimburse the issuer of such bonds or letters of credit. At September 30, 2006 we had approximately $93.3 million and $616.9 million of outstanding letters of credit and performance bonds, respectively, related to our obligations to local governments to construct roads and other improvements in various developments, in addition to outstanding letters of credit of approximately $62.7 million related to our land option contracts.

Employees and Subcontractors

At September 30, 2006, we employed 4,234 persons, of whom 867 were sales and marketing personnel, 1,483 were executive, management and administrative personnel, 1,593 were involved in construction and 291 were personnel of Beazer Mortgage. Although none of our employees are covered by collective bargaining agreements, certain of the subcontractors engaged by us are represented by labor unions or are subject to collective bargaining arrangements. We believe that our relations with our employees and subcontractors are good. During October 2006, we continued our comprehensive review of our overhead structure in light of our reduced volume expectations for fiscal 2007, reducing our number of employees by approximately 950.

Item 1A. Risk Factors

Our home sales and operating revenues could decline due to macro-economic and other factors outside of our control, such as changes in consumer confidence, declines in employment levels and increases in the quantity and decreases in the price of new homes and resale homes in the market.

Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, may result in more caution on the part of homebuyers and, consequently, fewer home purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our homes, which could cause our operating revenues to decline. A reduction in our revenues could, in turn, negatively affect the market price of our securities.

A substantial increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for our homes.

Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective first-time and move-up homebuyers to obtain financing for our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. As a result, our margins, revenues and cash flows may also be adversely affected.

If we are unsuccessful in competing against our homebuilding competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Increased competition could hurt our business, as it could prevent us from acquiring attractive parcels of land on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our homes that may adversely impact our margins and revenues. If we are unable to successfully compete, our financial results could suffer and the value of, or our ability to service, our debt could be adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, some of our competitors have substantially greater financial resources and lower costs of funds than we do. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the nation and, therefore, we expect to continue to face additional competition from new entrants into our markets.

Our financial condition and results of operations may be adversely affected by any decrease in the value of our inventory, as well as by the associated carrying costs.

We continuously acquire land for replacement and expansion of land inventory within our existing and new markets. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. When market conditions are such that land values are not appreciating, previously entered into option agreements may become less desirable, at which time we may elect to forego deposits and preacquisition costs and terminate the agreement.

We could experience a reduction in home sales and revenues or reduced cash flows due to our inability to acquire land for our housing developments if we are unable to obtain reasonably priced financing to support our homebuilding activities.

The homebuilding industry is capital intensive, and homebuilding requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. Although we believe that internally generated funds and available borrowings under our revolving credit facility will be available to fund our capital and other expenditures (including land purchases in connection with ordinary development activities), the amounts available from such sources may not be sufficient. If such sources are not sufficient, we would seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and/or securities offerings. The amount and types of indebtedness which we may incur are limited by the terms of the indentures governing our existing debt. In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for our housing developments. Additionally, if we cannot obtain additional financing to fund the purchase of land under our option contracts, we may incur contractual penalties and fees.

Our substantial indebtedness could adversely affect our financial condition, limit our growth and make it more difficult for us to satisfy our debt obligations.

As of September 30, 2006, we had outstanding indebtedness of approximately $1.8 billion, net of unamortized discount of approximately $3.6 million. Our substantial indebtedness could have important consequences to us and the holders of our securities, including, among other things:

- causing us to be unable to satisfy our obligations under our debt agreements;
- making us more vulnerable to adverse general economic and industry conditions;
- making it difficult to fund future working capital, land purchases, acquisitions, share repurchases, general corporate purposes or other purposes; and
- causing us to be limited in our flexibility in planning for, or reacting to, changes in our business.

In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. In particular, as of September 30, 2006, we had available borrowings of $591.0 million under our revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance, our indebtedness, will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.

We are subject to extensive government regulation which could cause us to incur significant liabilities or restrict our business activities.

Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to local, state and federal statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Other governmental regulations, such as building moratoriums and "no growth" or "slow growth" initiatives, which may be adopted in communities which have developed rapidly, may cause delays in home projects or otherwise restrict our business activities resulting in reductions in our revenues. Any delay or refusal from government agencies to grant us necessary licenses, permits and approvals could have an adverse effect on our operations.

We may incur additional operating expenses due to compliance programs or fines, penalties and remediation costs pertaining to environmental regulations within our markets.

We are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former use of the site. Environmental laws may result in delays, may cause us to implement time consuming and expensive compliance programs and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. From time to time, the United States Environmental Protection Agency ("EPA") and similar federal or state agencies review homebuilders' compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. Our projects in California are especially susceptible to restrictive government regulations and environmental laws.

We may be subject to significant potential liabilities as a result of construction defect, product liability and warranty claims made against us.

As a homebuilder, we have been, and continue to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

We and certain of our subsidiaries have been, and continue to be, named as defendants in various construction defect claims, product liability claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial potential liability for us. We record reserves for such matters in accordance with accounting principles generally accepted in the United States of America ("GAAP").

With respect to certain general liability exposures, including construction defect, moisture intrusion and related mold claims and product liability, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. Although we have obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

Our operating expenses could increase if we are required to pay higher insurance premiums or litigation costs for claims involving construction defect and product liability claims, which could cause our net income to decline.

The costs of insuring against construction defect and product liability claims are high, and the amount and scope of coverage offered by insurance companies is currently limited. This coverage may be further restricted and may become more costly.

Increasingly in recent years, lawsuits (including class action lawsuits) have been filed against builders, asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings. Our insurance may not cover all of the claims, including personal injury claims, arising from the presence of mold, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience losses that could reduce our net income and restrict our cash flow available to service debt.

Historically, builders have recovered from subcontractors and their insurance carriers a significant portion of the construction defect liabilities and costs of defense that the builders have incurred. Insurance coverage available to subcontractors for construction defects is becoming increasingly expensive, and the scope of coverage is restricted. If we cannot effectively recover from our subcontractors or their carriers, we may suffer greater losses which could decrease our net income.

Builders' ability to recover against any available insurance policy depends upon the continued solvency and financial strength of the insurance carrier that issued the policy. Many of the states in which we build homes have lengthy statutes of limitations applicable to claims for construction defects. To the extent that any carrier providing insurance coverage to us or our subcontractors becomes insolvent or experiences financial difficulty in the future, we may be unable to recover on those policies, and our net income may decline.

We are dependent on the services of certain key employees, and the loss of their services could hurt our business.

Our future success depends upon our ability to attract, train, assimilate and retain skilled personnel. If we are unable to retain our key employees or attract, train, assimilate or retain other skilled personnel in the future, it could hinder our business strategy and impose additional costs of identifying and training new individuals. Competition for qualified personnel in all of our operating markets is intense. A significant increase in the number of our active projects would necessitate the hiring of a significant number of additional construction managers, who are in short supply in our markets.

We are dependent on the continued availability and satisfactory performance of our subcontractors, which, if unavailable, could have a material adverse effect on our business.

We conduct our construction operations only as a general contractor. Virtually all construction work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the construction of our homes. There may not be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors in the markets in which we operate. In addition, inadequate subcontractor resources could have a material adverse effect on our business.

We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

Our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the market value of our common stock will fluctuate. While we have reported positive annual net income for each of the past five fiscal years, we historically have experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Our quarterly results of operations may continue to fluctuate in the future as a result of a variety of both national and local factors, including, among others:

- the timing of home closings and land sales;
- our ability to continue to acquire additional land or secure option contracts to acquire land on acceptable terms;
- conditions of the real estate market in areas where we operate and of the general economy;
- raw material and labor shortages;
- seasonal homebuying patterns; and
- other changes in operating expenses, including the cost of labor and raw materials, personnel and general economic conditions.

The occurrence of natural disasters could increase our operating expenses and reduce our revenues and cash flows.

The climates and geology of many of the states in which we operate, including California, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas, present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, our homes under construction or our building lots in such states could be damaged or destroyed, which may result in losses exceeding our insurance coverage. Any of these events could increase our operating expenses, impair our cash flows and reduce our revenues, which could, in turn, negatively affect the market price of our securities.

Future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations.

Adverse developments in the war on terrorism, future terrorist attacks against the United States, or any outbreak or escalation of hostilities between the United States and any foreign power, including the armed conflict with Iraq, may cause disruption to the economy, our Company, our employees and our customers, which could adversely affect our revenues, operating expenses, and financial condition.

Item 2. Properties

We lease approximately 70,000 square feet of office space in Atlanta, Georgia to house our corporate headquarters. We also lease an aggregate of approximately 645,000 square feet of office space for our subsidiaries' operations at various locations. We own approximately 18,500 square feet of warehouse space and an aggregate of 57,872 square feet of office space in Nashville, Tennessee and Indianapolis, Indiana.

Item 3. Legal Proceedings

In November 2003, Beazer Homes received a request for information from the EPA pursuant to Section 308 of the Clean Water Act seeking information concerning the nature and extent of storm water discharge practices relating to certain of our projects completed or under construction. The EPA has since requested information on additional projects and has conducted site inspections at a number of locations. In certain instances, the EPA or the equivalent state agency has issued Administrative Orders identifying alleged instances of noncompliance and requiring corrective action to address the alleged deficiencies in storm water management practices. As of September 30, 2006, no monetary penalties have been imposed in connection with such Administrative Orders. The EPA has reserved the right to impose monetary penalties at a later date, the amount of which, if any, cannot currently be estimated. Beazer Homes has taken action to comply with the requirements of each of the Administrative Orders and is working to otherwise maintain compliance with the requirements of the Clean Water Act.

In June 2006, the Company received an Administrative Order issued by the New Jersey Department of Environmental Protection alleging certain violations of a wetlands disturbance permit with respect to a project in New Jersey, and assessing a proposed fine of $630,000. The Company met with the Department to discuss their concerns and has requested a hearing on the matter which has not yet been scheduled. The Company believes that it has significant defenses to the alleged violations and intends to contest the agency's findings and the proposed fine.

In August 2006, the Company received an Administrative Order issued by the New Jersey Department of Environmental Protection alleging certain violations of a wetlands disturbance permit with respect to a second project in New Jersey, and assessing a proposed fine of $678,000. The Company met with the Department to discuss their concerns and requested a hearing on the matter which has not yet been scheduled. The Company believes that it has significant defenses to the alleged violations and intends to contest the agency's findings and the proposed fine.

The Company and certain of its subsidiaries have been named as defendants in various claims, complaints and other legal actions, most relating to construction defects, moisture intrusion and related mold claims and product liability. Certain of the liabilities resulting from these actions are covered in whole or part by insurance. With respect to certain general liability exposures, including construction defect, moisture intrusion and related mold claims and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and the reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. In particular, for construction defect liability there is some degree of uncertainty relating to the recoverability of insurance proceeds, when losses occur, the size of each loss, expectations for future interpretive rulings concerning contract provisions, possible recovery against other responsible parties, and the extent to which the assertion of these claims will expand geographically. In the Company's opinion, based on its current assessment, the ultimate resolution of these matters will not have a material adverse effect on Beazer Homes' financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders, through the solicitation of proxies or otherwise.

SEPARATE ITEM: EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
Executive Officers		
Ian J. McCarthy	53	President, Chief Executive Officer and Director
Michael H. Furlow	56	Executive Vice President, Chief Operating Officer
James O'Leary	43	Executive Vice President, Chief Financial Officer
Kenneth J. Gary	48	Executive Vice President, General Counsel, Secretary
Michael T. Rand	44	Senior Vice President, Chief Accounting Officer
Cory J. Boydston	47	Senior Vice President, Treasurer

Business Experience

IAN J. MCCARTHY. Mr. McCarthy is the President and Chief Executive Officer of Beazer Homes and has served as a director of Beazer Homes since the IPO. Mr. McCarthy has served as President of predecessors of Beazer Homes since January 1991 and was responsible for all United States residential homebuilding operations in that capacity. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand, becoming a director of Beazer Far East and from January 1980 to May 1981 was employed by Kier, Ltd., a company engaged in the United Kingdom construction industry which became an indirect, wholly owned subsidiary of Beazer PLC. Mr. McCarthy is a Chartered Civil Engineer with a Bachelor of Science degree from The City University, London. Mr. McCarthy currently serves as a member of the Board of HomeAid America. He also serves on the Board of Directors of Builder Homesite, Inc. and the Board of Directors of the Metro Atlanta Chamber of Commerce. He was inducted into the California Building Industry Hall of Fame in 2004, the first non-California resident to receive this honor.

MICHAEL H. FURLOW. Mr. Furlow joined us in October 1997 as the Executive Vice President for Operations and was named Chief Operating Officer in 1998. In this capacity, the Division Presidents report, directly or indirectly, to Mr. Furlow, and he is responsible for the performance of those operating divisions. During the 12 years prior to joining Beazer Homes, Mr. Furlow was with Pulte Home Corporation in various field and corporate roles, most recently as a Regional President. Mr. Furlow received a Bachelor of Arts degree with honors in Accounting from the University of West Florida and initially worked as a Certified Public Accountant for Arthur Young & Company.

JAMES O'LEARY. Mr. O'Leary joined us in June 2002 as Executive Vice President, Corporate Development. In August 2003 he was appointed Executive Vice President and Chief Financial Officer. Mr. O'Leary was previously with U.S. Industries, Inc. from 1995 to 2002. From 2000 to 2002, Mr. O'Leary was Chairman and CEO of LCA Group, Inc., U.S. Industries' global lighting subsidiary. He also served as Executive Vice President of U.S. Industries from 1999 to 2002, Senior Vice President and Chief Financial Officer from 1998 to 1999 and Vice President and Corporate Controller from 1995 to 1998. Mr. O'Leary held various financial and operational positions at Hanson PLC., U.S. Industries' former parent company, from 1993 to 1995, at which time U.S. Industries was spun off to Hanson's shareholders. Mr. O'Leary was with Deloitte & Touche from 1985 to 1993. Mr. O'Leary holds a Master of Business Administration degree from the Wharton School of the University of Pennsylvania and a Bachelor of Business Administration degree from Pace University. Mr. O'Leary is a licensed Certified Public Accountant. Mr. O'Leary currently serves on the Board of Directors of Kaydon Corporation, a NYSE-traded manufacturer of tools and accessories.

KENNETH J. GARY. Mr. Gary joined us in March 2005 as Executive Vice President, General Counsel and Corporate Secretary. He also oversees our title insurance and mortgage operations. From 1990 to March 2005, Mr. Gary was employed by Toll Brothers, Inc., most recently as Senior Vice President and General Counsel. He also served as Chief Executive Officer of that company's mortgage and title insurance subsidiaries. Prior to 1990, Mr. Gary served as Vice President and Counsel of Bell Atlantic Properties, the real estate subsidiary of Bell Atlantic Corporation (now known as Verizon Communications) and practiced real estate and corporate law with two major law firms for several years. Mr. Gary is a graduate of Brown University and the University of Pennsylvania Law School, where he was an editor of the Law Review.

MICHAEL T. RAND. Mr. Rand joined us in November 1996 as Vice President, Operational and Accounting Controls and was promoted to Vice President, Corporate Controller in June of 1998. Mr. Rand was promoted to Senior Vice President, Corporate Controller in October 2002, and to Senior Vice President, Chief Accounting Officer in August 2004. Prior to joining Beazer Homes, Mr. Rand was with the firm KPMG Peat Marwick from 1984 to 1996, at which time he served as a Senior Audit Manager. Mr. Rand holds a bachelor's degree in Commerce from the University of Virginia and is a licensed Certified Public Accountant.

CORY J. BOYDSTON. Mrs. Boydston joined us in January 1998 as Vice President and Treasurer, and was promoted to Senior Vice President in October 2004. Mrs. Boydston is currently responsible for the Treasury functions of the Company. Prior to joining Beazer, Mrs. Boydston was with Lennar Corporation from 1987 to 1997, serving in various capacities, including Vice President, Finance and Chief Financial Officer, Corporate Controller, and Chief Financial Officer, Investment Division. Before joining Lennar, Mrs. Boydston was with Hayes Microcomputer Products and Arthur Andersen & Co. Mrs. Boydston received a Bachelor of Science degree in Accounting from Florida State University in 1981 and is a licensed Certified Public Accountant.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company lists its common shares on the New York Stock Exchange (NYSE) under the symbol "BZH." On December 1, 2006, the last reported sales price of the Company's common stock on the NYSE was $45.84. On December 1, 2006, Beazer Homes USA, Inc. had approximately 195 shareholders of record and 39,158,126 shares of common stock outstanding. The following table sets forth, for the quarters indicated, the range of high and low trading for the Company's common stock during fiscal 2006 and 2005, as adjusted for the effect of the Company's March 2005 three-for-one stock split.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
Fiscal Year 2006:								
High	$	74.61	$	82.14	$	69.61	$	46.31
Low	$	51.90	$	59.00	$	43.82	$	35.96
Fiscal Year 2005:								
High	$	49.46	$	58.83	$	60.71	$	67.50
Low	$	32.55	$	44.67	$	43.99	$	55.05

Dividends
For fiscal 2006, the Company paid quarterly cash dividends aggregating $0.40 per common share, or a total of approximately $16.1 million. For fiscal 2005, adjusted for the stock split, we paid quarterly cash dividends aggregating $0.33 per common share, or a total of approximately $13.9 million. We expect to continue paying regular cash dividends on a quarterly basis. However, the Board of Directors will periodically reconsider the declaration of dividends, and we will pay dividends at the discretion of the Board of Directors. The continuation of payments, the amount of such dividends, and the form in which the dividends are paid (cash or stock) depends upon the results of operations, the financial condition of the Company and other factors which the Board of Directors deems relevant. The indentures under which our senior notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 2006, under the most restrictive covenants of each indenture, approximately $244 million of our retained earnings was available for cash dividends and for share repurchases.

The following table provides information as of September 30, 2006 with respect to our shares of common stock that may be issued under our existing equity compensation plans, all of which have been approved by our stockholders:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Common Shares Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	2,135,572	$43.82	1,137,329

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under the Plans
7/1/06 – 7/31/06	229,100	$38.90	229,100	5,756,600
9/1/06 – 9/30/06	328,300	40.13	328,300	5,428,300

(1) In addition, in September 2006, 17,156 shares were surrendered to us by employees in payment of minimum tax obligations upon the vesting of restricted stock units under our stock incentive plans. We valued the stock at the market price on the date of surrender, for an aggregate value of $699,850 or approximately $41 per share.

Item 6. Selected Financial Data

Selected Financial Data

(in thousands, except per share amounts)

	Year Ended September 30,				
	2006	2005	2004	2003	2002
Statement of Operations Data:					
Total revenue	**$ 5,462,003**	$ 4,995,353	$ 3,907,109	$ 3,177,408	$ 2,641,173
Operating income before goodwill impairment (i)	**611,675**	617,153	377,935	279,155	193,174
Goodwill impairment (i)	**-**	130,235	-	-	-
Operating income (i)	**611,675**	486,918	377,935	279,155	193,174
Net income (i)	**388,761**	262,524	235,811	172,745	122,634
Net income per common share:					
Basic (i), (ii)	**9.76**	6.49	5.91	4.47	3.88
Diluted (i), (ii)	**8.89**	5.87	5.59	4.26	3.58
Dividends paid per common share	**0.40**	0.33	0.13	-	-
Balance Sheet Data (end of year):					
Cash and cash equivalents	**$ 162,570**	$ 297,098	$ 320,880	$ 73,372	$ 124,989
Inventory	**3,520,332**	2,901,165	2,344,095	1,723,483	1,364,133
Total assets (i)	**4,559,431**	3,770,516	3,163,030	2,219,407	1,902,319
Total debt	**1,838,660**	1,321,936	1,150,972	748,738	748,572
Stockholders' equity	**1,701,923**	1,504,688	1,232,121	993,695	799,515
Supplemental Financial Data:					
Cash (used in)/provided by:					
Operating activities	**$ (304,463)**	$ (84,263)	$ (73,719)	$ (41,049)	$ 59,464
Investing activities	**(66,218)**	(48,470)	(30,476)	(6,552)	(314,633)
Financing activities	**236,153**	108,951	351,703	(4,016)	338,480
EBIT (iii)	**709,456**	581,722	452,774	340,980	245,060
EBITDA (iii)	**735,513**	602,896	468,529	354,200	254,513
Interest incurred (iv)	**120,965**	89,678	76,035	65,295	51,171
EBIT/interest incurred	**5.86x**	6.49x	5.95x	5.22x	4.79x
EBITDA/interest incurred	**6.08x**	6.72x	6.16x	5.42x	4.97x
Financial Statistics (v):					
Total debt as a percentage of total debt and stockholders' equity	**51.9%**	46.8%	48.3%	43.0%	48.4%
Asset turnover	**1.31x**	1.44x	1.45x	1.54x	1.82x
EBIT margin	**13.0%**	11.6%	11.6%	10.7%	9.3%
Return on average assets (pre-tax)	**17.0%**	16.8%	16.8%	16.5%	16.9%
Return on average capital (pre-tax)	**22.3%**	22.3%	21.9%	20.7%	21.3%
Return on average equity	**24.2%**	19.2%	21.2%	19.3%	21.3%

(i) As discussed in Item 7 below, Beazer Homes acquired Crossmann Communities effective April 17, 2002. In 2005, we recognized a non-cash, non-tax deductible goodwill impairment charge of $130.2 million associated with this acquisition (see Note 1 to the Consolidated Financial Statements for further discussion). 2005 operating income, net income and earnings per share include the impact of this impairment charge. In addition to the results above reported in accordance with GAAP, we have provided operating income before goodwill impairment above, a non-GAAP financial measure. Adjusted net income, adjusted earnings per share and adjusted EBITDA, which exclude the effects of the non-cash goodwill impairment charge recorded during fiscal year 2005 and are non-GAAP financial measures, were $392.8 million, $8.72 per share and $733.1 million, respectively. Management believes that these adjusted financial results are useful to both management and investors in the analysis of the Company's financial performance when comparing it to other periods and that they provide investors with an important perspective on the current underlying operating performance of the business by isolating the impact of a non-cash adjustment related to a prior acquisition. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure is provided below for fiscal year 2005:

(in thousands, except per share data)	Year Ended September 30, 2005
Operating income	$ 486,918
Goodwill impairment	130,235
Operating income before goodwill impairment	$ 617,153
Net income	$ 262,524
Goodwill impairment	130,235
Adjusted net income	$ 392,759
EPS, diluted	$ 5.87
Goodwill impairment	2.85
Adjusted EPS	$ 8.72
EBITDA	$ 602,896
Goodwill impairment	130,235
Adjusted EBITDA	$ 733,131

(ii) In October 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") ratified the consensus on EITF Issue No. 04-8: "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that shares issuable upon conversion of contingently convertible debt instruments ("Co-Co's") be included in diluted EPS computations using the "if-converted method" regardless of whether the issuer's stock price exceeds the contingent conversion price. Per share amounts have been retroactively adjusted to reflect the Company's March 2005 three-for-one stock split and the Company's adoption of EITF 04-8, as applicable.

(iii) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses and (b) income taxes. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBIT and EBITDA are not GAAP financial measures. EBIT and EBITDA should not be considered alternatives to net income determined in accordance with GAAP as an indicator of operating performance, nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity. Because some analysts and companies may not calculate EBIT and EBITDA in the same manner as Beazer Homes, the EBIT and EBITDA information presented above may not be comparable to similar presentations by others.

EBITDA is a measure commonly used in the homebuilding industry and is presented to assist readers in understanding the ability of our operations to generate cash in addition to the cash needed to service existing interest requirements and ongoing tax obligations. By providing a measure of available cash, management believes that this non-GAAP measure enables holders of our securities to better understand our cash performance and our ability to service our debt obligations as they currently exist and as additional indebtedness is incurred in the future. The measure is useful in budgeting and determining capital expenditure levels because it enables management to evaluate the amount of cash that will be available for discretionary spending.

A reconciliation of EBITDA and EBIT to cash (used)/provided by operations, the most directly comparable GAAP measure, is provided below for each period presented:

	Year Ended September 30,				
	2006	2005	2004	2003	2002
Net cash (used)/provided by operating activities	**$ (304,463)**	$ (84,263)	$ (73,719)	$ (41,049)	$ 59,464
Increase in inventory	**430,345**	572,114	413,705	330,747	154,238
Provision for income taxes	**224,453**	236,810	150,764	112,784	79,425
Deferred income tax (provision) benefit	**(41,487)**	54,631	22,740	(87)	6,613
Interest amortized to cost of sales	**96,242**	82,388	66,199	55,451	43,001
Decrease (increase) in accounts payable and other liabilities	**92,834**	(217,412)	(120,976)	(96,224)	(71,781)
Goodwill impairment	-	(130,235)	-	-	-
Impairment and write-off of inventory-related assets	**(43,477)**	(5,511)	(3,180)	(1,854)	(1,248)
Increase (decrease) in accounts receivable and other assets	**282,870**	108,081	21,399	13,105	(4,348)
Equity in (loss) earnings in joint ventures, net of income distributions	**(1,124)**	(823)	1,561	1,597	2,338
Loss on early extinguishment of debt	-	-	-	(7,570)	-
Tax benefit from stock transactions	-	(11,551)	(8,127)	(11,502)	(12,235)
Other	**(680)**	(1,333)	(1,837)	(1,198)	(954)
EBITDA	**735,513**	602,896	468,529	354,200	254,513
Less depreciation and amortization	**26,057**	21,174	15,755	13,220	9,453
EBIT	**$ 709,456**	$ 581,722	$ 452,774	$ 340,980	$ 245,060

(iv) All interest incurred, other than Beazer Mortgage warehouse line interest, is capitalized to inventory and subsequently amortized to cost of sales as homes are closed.

(v) Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders' equity); Return on average equity = (net income divided by average stockholders' equity).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Homebuilding. We design, sell and build single-family homes in the following geographic regions which are presented as our reportable segments. Those remaining homebuilding operations not separately reportable as segments are included in "Other":

West	***Mid-Atlantic***	***Florida***	***Southeast***	***Other***
Arizona	Delaware	Florida	Georgia	Colorado
California	Maryland		Nashville, TN	Indiana
Nevada	New Jersey		North Carolina	Kentucky
New Mexico	New York		South Carolina	Memphis, TN
	Pennsylvania			Ohio
	Virginia			Texas
	West Virginia			

We intend, subject to market conditions, to expand in our current markets through focused product expansion and price point diversification and to consider entering new markets either through expansion from existing markets or through acquisitions of established regional homebuilders. Our business strategy emphasizes further increasing our market penetration in those markets in which we currently operate most profitably, while continuously reviewing opportunities to curtail or limit investment in less profitable markets.

Our homes are designed to appeal to homebuyers at various price points across various demographic segments, and are generally offered for sale in advance of their construction. Once a sales contract has been signed by both the homebuyer and Beazer Homes, we classify the transaction as a "new order" and include the home in "backlog." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. We do not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

Crossmann Acquisition. In April 2002, we acquired Crossmann Communities, Inc. ("Crossmann"). We have included Crossmann's operating results in our consolidated financial statements since April 1, 2002. The aggregate merger consideration we paid consisted of approximately 3.9 million shares (pre-split) of our common stock (valued at approximately $308.6 million) and $191.6 million in cash.

Financial Services. Recognizing the homebuyer's desire to simplify the financing process, we originate mortgages on behalf of our customers through our subsidiary Beazer Mortgage. Beazer Mortgage originates, processes and brokers mortgages to third party investors. Beazer Mortgage also finances certain of our mortgage lending activities under a warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights to third-party investors. We also offer title insurance services to our homebuyers in many of our markets.

Ancillary Businesses. We have established several businesses to support our core homebuilding operations. We operate design studios in the majority of our markets. Through design studios, homebuyers can choose non-structural upgrades and options for their new home. We will continue to evaluate opportunities to provide other ancillary services to our homebuyers.

Critical Accounting Policies. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with accounting principles generally accepted in the United States of America, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Inventory Valuation

Housing projects and land held for development and sale are stated at cost (including direct construction costs, capitalized indirect costs, capitalized interest and real estate taxes) unless facts and circumstances indicate that the carrying value of the assets may be impaired. We assess these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets less costs to sell. During fiscal 2006, we recorded inventory impairments of approximately $5.7 million primarily in our Colorado and Midwest markets.

These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. Due to uncertainties in the estimation process, it is reasonably possible that actual results could differ from those estimates. Our assumptions about future home sales prices and volumes require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. We continue to evaluate the carrying value of our inventory and, based on historical results, believe that our existing estimation process is accurate and do not anticipate the process to materially change in the future.

Goodwill

We test goodwill for impairment annually as of April 30 or more frequently if an event occurs or circumstances change that more likely than not reduce the value of a reporting unit below its carrying value. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Each of our operating divisions is considered a reporting unit. The fair value of each reporting unit is determined based on expected discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds implied fair value of that goodwill.

Inherent in our fair value determinations are certain judgments and estimates, including projections of future cash flows, the discount rate reflecting the risk inherent in future cash flows, the interpretation of current economic indicators and market valuations and our strategic plans with regard to our operations. A change in these underlying assumptions would cause a change in the results of the tests, which could cause the fair value of one or more reporting units to be less than their respective carrying amounts. In addition, to the extent that there are significant changes in market conditions or overall economic conditions or our strategic plans change, it is possible that our conclusion regarding goodwill impairment could change, which could have a material adverse effect on our financial position and results of operations.

Our goodwill has been assigned to reporting units in different geographic locations. Therefore, potential goodwill impairment charges resulting from changes in local market and /or local economic conditions or changes in our strategic plans may be isolated to one or a few of our reporting units. However, our business is concentrated in the homebuilding industry and, as such, a widespread decline in the homebuilding industry or a significant deterioration of economic conditions could have a negative impact on the estimated fair value of a larger number of our reporting units.

During the quarter ended March 31, 2005, we obtained an independent valuation of our reporting units and recorded a $130.2 million non-cash, non-tax-deductible impairment charge to write off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina. The goodwill had been recorded as a result of the April 2002 acquisition of Crossmann. The forecasts and valuations of the respective divisions, along with weaker than anticipated local economies, particularly in the Midwest markets, and severe price competition, particularly at entry level price points, led the Company to conclude the goodwill was impaired in accordance with the provisions of SFAS 142, *Goodwill and Other Intangible Assets*.

While we believe that no additional goodwill impairment existed as of September 30, 2006, future economic or financial developments, including general interest rate increases or poor performance in either the national economy or individual local economies, could lead to impairment of goodwill, prospectively.

Homebuilding Revenues and Costs

Revenue from the sale of a home is generally recognized when the closing has occurred and the risk of ownership is transferred to the buyer. In situations where the buyer's financing is originated by Beazer Mortgage, and the buyer has not made a sufficient initial and continuing investment, the revenue and gross profit on such sale is deferred until the sale of the related mortgage loan to a third-party investor has been completed. Revenue for condominiums under construction is recognized based on the percentage-of-completion method in accordance with SFAS 66, *Accounting for Sales of Real Estate*, when certain criteria are met. All associated homebuilding costs are charged to cost of sales in the period when the revenues from home closings are recognized. Homebuilding costs include land and land development costs (based upon an allocation of such costs, including costs to complete the development, or specific lot costs), home construction costs (including an estimate of costs, if any, to complete home construction), previously capitalized indirect costs (principally for construction supervision), capitalized interest and estimated warranty costs. Sales commissions are included in selling, general and administrative expense when the closing has occurred. All other costs are expensed as incurred.

Warranty Reserves

We currently provide a limited warranty (ranging from one to two years) covering workmanship and materials per our defined performance quality standards. In addition, we provide a limited warranty (generally ranging from a minimum of five years up to the period covered by the applicable statute of repose) covering only certain defined construction defects. We also provide a defined structural element warranty with single-family homes and townhomes in certain states.

Since we subcontract our homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of our subcontractors.

Warranty reserves are included in other liabilities in the consolidated balance sheets. We record reserves covering our anticipated warranty expense for each home closed. Management reviews the adequacy of warranty reserves each reporting period, based on historical experience and management's estimate of the costs to remediate the claims, and adjusts these provisions accordingly. Factors that affect our warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Based on historical results, we believe that our existing estimation process is accurate and do not anticipate the process to materially change in the future. Our warranty reserves at September 30, 2006 and 2005 include accruals for certain moisture intrusion issues. Our estimation process for such accruals is discussed in Note 13 to the Consolidated Financial Statements. While we believe that our warranty reserves at September 30, 2006 are adequate, there can be no assurances that historical data and trends will accurately predict our actual warranty costs or that future developments might not lead to a significant change in the reserve.

Seasonality and Quarterly Variability. Our homebuilding operating cycle generally reflects escalating new order activity in our second and third fiscal quarters and increased closings in our third and fourth fiscal quarters. We believe that the typical seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions.

The following chart presents certain quarterly operating data for our last twelve fiscal quarters and is indicative of this seasonality.

New Orders (net of cancellations)

	1stQ	2ndQ	3rdQ	4thQ
2006	3,872	4,224	4,378	2,064
2005	3,545	5,239	5,202	4,937
2004	3,304	5,032	4,869	4,276

Closings

	1stQ	2ndQ	3rdQ	4thQ
2006	3,829	4,273	4,156	6,411
2005	3,574	3,602	4,631	6,339
2004	3,608	3,684	4,061	5,098

RESULTS OF OPERATIONS:

	Fiscal Year Ended September 30,		
($ in thousands)	**2006**	2005	2004
Revenues:			
Homebuilding (1)	**$ 5,325,588**	$ 4,922,793	$ 3,824,142
Land and lot sales	**90,217**	34,527	44,702
Financial Services	**65,808**	54,310	51,140
Intercompany elimination	**(19,610)**	(16,277)	(12,875)
Total	**$ 5,462,003**	$ 4,995,353	$ 3,907,109
Gross profit (loss)			
Homebuilding (1)	**$ 1,195,991**	$ 1,112,670	$ 754,166
Land and lot sales	**(1,114)**	5,073	2,071
Financial Services	**65,808**	54,310	51,140
Total	**$ 1,260,685**	$ 1,172,053	$ 807,377
Selling, general and administrative (SG&A) expenses:			
Homebuilding	**$ 600,428**	$ 516,217	$ 397,601
Financial Services	**48,582**	38,683	31,841
Total	**$ 649,010**	$ 554,900	$ 429,442
As a percentage of total revenue:			
Gross Margin	**23.1%**	23.5%	20.7%
SG&A - homebuilding	**11.0%**	10.3%	10.2%
SG&A - Financial Services	**0.9%**	0.8%	0.8%

(1) Homebuilding revenues for fiscal 2004 reflect the recognition on a consolidated basis of $4.1 million of revenues related to closings that occurred in fiscal 2003, but for which funding was not received until fiscal 2004. During fiscal 2003, revenues and related cost of sales were not recognized on those closings where the buyers' initial investments were not sufficient to recognize profit at the time of closing. We received funding on such closings pursuant to commitments from bond authority programs in early fiscal 2004, at which time we recognized the revenues and related cost of sales.

Revenues. Revenues increased by 9.3% for fiscal 2006 compared to fiscal 2005. Homes closed increased by 2.9% from 18,146 in fiscal 2005 to 18,669 in fiscal 2006 driven by strong growth in the first half of fiscal 2006 in a majority of our markets. This growth was partially offset by declines in Nevada and many of our California markets in the West region and in certain of our North Carolina and Florida markets. The average sales price of homes closed increased by 5.7% to $286,700 from $271,300 for the fiscal years ended September 30, 2006 and 2005, respectively. Average sales price increased in the majority of our markets, due primarily to product mix related to the expansion of our product offerings in many markets to include higher priced homes.

The increase in homebuilding revenues for fiscal 2005 compared to fiscal 2004 is the result of a 10.3% increase in the number of homes closed and a 16.8% increase in the average sales price per home closed. Home closings and average sales prices increased in most of our markets. During fiscal 2005, we benefited from improved pricing power in each of our major markets and improved product mix, as well as a strong housing market.

Also, our revenue growth reflects a key component of our growth strategy, to continue to increase our market penetration through geographic diversification and price point diversification, expanding our product offerings to grow market share in existing markets.

In addition, we had $90.2 million, $34.5 million and $44.7 million of land sales for the fiscal years ended September 30, 2006, 2005 and 2004, respectively. The increase in land sales in fiscal 2006 primarily resulted from our continued review of opportunities to minimize underperforming investments and exit a number of less profitable positions, reallocating funds to investments that will optimize overall returns in the future.

New Orders. New orders decreased to 14,538, or 23.2%, during fiscal 2006 compared to 18,923 for fiscal 2005 as new orders decreased across a majority of our markets due primarily to lower levels of demand for new homes, an increase in resale home inventory and significant increases in cancellation rates during the second half of fiscal 2006. Specifically, orders decreased by 43.3% in our West region and 27.1% in our Mid-Atlantic region compared to fiscal 2005 due to lower demand and higher cancellations compared to the extremely high number of new orders received in these regions in fiscal 2005. Orders also decreased by 33.6% in our Florida region, primarily related to increased competition and moderating demand.

New orders increased 8.2% to 18,923 units for the fiscal year ended September 30, 2005 compared to 17,481 units for the fiscal year ended September 30, 2004. The increase in new orders during fiscal 2005 compared to fiscal 2004 was driven by orders in our Florida, Southeast and Mid-Atlantic regions and Texas and Colorado markets. New orders in our Indiana markets were negatively impacted by a soft local economy and decreased 5.6% from the prior fiscal year. Orders were down in our West region compared to strong orders in fiscal 2004, as community delays in Nevada and California resulted in fewer available sales opportunities during the second half of fiscal 2005.

The fundamentals that drive sales activity are numerous and varied. On a macro level, low unemployment, low mortgage interest rates and low new home and resale inventory supply each contribute to a positive general homebuilding market environment. Our ability to stay ahead of changing customer preferences and local demographic trends with our product mix and to maintain adequate product supply contributes locally to long-term new order trends.

Backlog. The aggregate dollar value of homes in backlog of $1.6 billion at September 30, 2006, decreased 42.9% from $2.7 billion at September 30, 2005. This decrease reflects a 44.7% decline in the number of homes in backlog offset partially by a 3.4% increase in the average price of homes in backlog from $294,800 at September 30, 2005 to $304,900 at September 30, 2006. The decrease in the number of homes in backlog is driven primarily by decreased order trends in the majority our markets. The increase in average price of homes in backlog is due to the success we are experiencing in diversifying our product offerings and relatively favorable pricing year-over-year in many of our major markets offset slightly by a decrease in the relative percentage of backlog in our higher-priced markets.

The increase in unit backlog from 8,456 units at September 30, 2004 to 9,233 units at September 30, 2005 reflected a favorable homebuilding environment which drove new order activity, and our ability to gain market share and increase our product diversity during that time period. The average sales price of homes in backlog increased at September 30, 2005 to $294,800 from $264,400 at September 30, 2004. The increase in the overall average price in backlog was due to the improved pricing power in each of our markets and the increasingly favorable shift in our product mix. The increase in product mix reflects the expansion of our product offerings in many markets to include higher priced homes.

Gross Margin. Our gross margin was 23.1% for fiscal 2006 compared to 23.5% for fiscal 2005. Margins in fiscal 2006 were negatively impacted by margin pressures in our West and Mid-Atlantic regions, a higher percentage of closings from lower margin markets, higher market driven sales incentives and costs associated with our overhead structure realignment and the exiting of non-strategic land positions. Fiscal 2006 home construction and land sales expenses included $37.8 million of costs related to the abandonment of projects and write-off of deposits and other costs on cancelled land option contracts and $5.7 million of inventory impairments offset partially by a $21.7 million reduction in the accrual for construction defect claims for water intrusion in Indiana (see Note 13 to the Consolidated Financial Statements). Fiscal 2005 gross margin included the impact of $55.0 million in warranty expenses associated with the construction defect claims for water intrusion in Indiana, $14.0 million of other warranty costs and $5.5 million of costs related to the abandonment of projects.

Gross margin increased in fiscal 2005 as compared to fiscal 2004 as a result of a strong pricing environment and improved product mix as we continued to invest in markets with the highest impact on results and continue our execution of specific initiatives focused on maximizing profitability, such as national purchasing where our average rebate per home rose significantly. The fiscal 2005 gross margin improvement was achieved despite the aforementioned $55.0 million in construction defect claims warranty expenses in Indiana compared to $43.9 million of similar expense in 2004.

We executed several land sales during the past three fiscal years. We realized a gross loss of $1.1 million on land sales in fiscal 2006 and gross profit of $5.1 million and $2.1 million on land sales in fiscal 2005 and 2004, respectively.

Selling, General and Administrative Expense. Selling, general and administrative expense (SG&A) totaled $649.0 million in fiscal 2006, $554.9 million in fiscal 2005 and $429.4 million in fiscal 2004. The increase in SG&A expense during the periods presented is primarily related to the costs associated with a number of strategic company-wide programs, an increase in sales commissions as a result of increased revenues and the cost of a larger infrastructure necessary to meet the demands related to the growth in our business. As a percentage of total revenue, SG&A expenses were 11.9% in fiscal 2006, 11.1% in fiscal 2005 and 11.0% in fiscal 2004.

In the fourth quarter of fiscal 2006, we began a comprehensive review of our overhead structure in light of our reduced volume expectations for fiscal 2007. As of November 30, 2006, we have reduced our overall number of employees by approximately 1,000 or 25%. Fiscal 2006 SG&A expense included $1.1 million in severance costs related to employees who had been severed as of September 30, 2006.

Fiscal 2005 goodwill impairment charge. During fiscal year 2005, we recorded a $130.2 million non-cash, non-tax deductible goodwill impairment charge to write-off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina.

Segment Analysis ($ in thousands)

	Fiscal Year Ended September 30,				
	2006	**Change**	2005	Change	2004
West					
New orders, net	**3,216**	**(43.3) %**	5,673	(10.3) %	6,323
Closings	**5,035**	**(11.4) %**	5,686	4.1 %	5,460
Backlog units	**1,175**	**(60.8) %**	2,994	(0.4) %	3,007
Average sales price per home closed	**$ 368.3**	**7.6 %**	$ 342.4	21.5 %	$ 281.9
Homebuilding revenue	**$ 1,838,213**	**(5.6) %**	$ 1,946,822	26.5 %	$ 1,539,439
Land & lot sale revenue	**$ 35,905**	**N/A**	$ -	N/A	$ 14,431
Gross profit	**$ 432,594**	**(21.1) %**	$ 548,505	45.9 %	$ 375,891
Operating income	**$ 280,731**	**(33.5) %**	$ 421,968	50.2 %	$ 280,898
Mid-Atlantic					
New orders, net	**1,470**	**(27.1) %**	2,016	33.2 %	1,513
Closings	**2,086**	**11.6 %**	1,870	18.1 %	1,583
Backlog units	**577**	**(51.6) %**	1,193	13.9 %	1,047
Average sales price per home closed	**$ 457.6**	**1.8 %**	$ 449.6	27.2 %	$ 353.5
Homebuilding revenue	**$ 962,324**	**14.5 %**	$ 840,714	50.2 %	$ 559,596
Land & lot sale revenue	**$ 3,550**	**(51.8) %**	$ 7,369	N/M	$ 150
Gross profit	**$ 297,759**	**7.2 %**	$ 277,649	74.8 %	$ 158,860
Operating income	**$ 213,279**	**3.2 %**	$ 206,627	84.9 %	$ 111,763
Florida					
New orders, net	**1,523**	**(33.6) %**	2,295	11.4 %	2,061
Closings	**2,274**	**1.7 %**	2,236	38.4 %	1,616
Backlog units	**508**	**(59.7) %**	1,259	4.9 %	1,200
Average sales price per home closed	**$ 309.5**	**15.7 %**	$ 267.6	10.8 %	$ 241.6
Homebuilding revenue	**$ 694,803**	**16.1 %**	$ 598,454	53.3 %	$ 390,365
Land & lot sale revenue	**$ -**	**N/A**	$ 496	N/M	$ 15
Gross profit	**$ 211,559**	**33.7 %**	$ 158,229	68.1 %	$ 94,125
Operating income	**$ 143,380**	**47.4 %**	$ 97,263	90.3 %	$ 51,105
Southeast					
New orders, net	**3,856**	**(11.8) %**	4,372	17.3 %	3,726
Closings	**4,289**	**7.4 %**	3,995	4.2 %	3,833
Backlog units	**1,321**	**(24.7) %**	1,754	27.4 %	1,377
Average sales price per home closed	**$ 210.8**	**12.4 %**	$ 187.5	13.4 %	$ 165.4
Homebuilding revenue	**$ 897,994**	**19.9 %**	$ 748,912	18.1 %	$ 634,028
Land & lot sale revenue	**$ 2,669**	**(78.0) %**	$ 12,118	(0.7) %	$ 12,207
Gross profit	**$ 187,234**	**42.2 %**	$ 131,678	12.4 %	$ 117,109
Operating income	**$ 86,451**	**76.1 %**	$ 49,098	6.8 %	$ 45,952

	Fiscal Year Ended September 30,				
	2006	**Change**	2005	Change	2004
Other homebuilding					
New orders, net	**4,473**	**(2.1) %**	4,567	18.4 %	3,858
Closings	**4,985**	**14.4 %**	4,359	10.1 %	3,959
Backlog units	**1,521**	**(25.2) %**	2,033	11.4 %	1,825
Average sales price per home closed	**$ 187.5**	**3.7 %**	$ 180.8	2.7 %	$ 176.0
Homebuilding revenue	**$ 932,254**	**18.3 %**	$ 787,891	12.4 %	$ 700,714
Land & lot sale revenue	**$ 48,093**	**230.7 %**	$ 14,544	(18.7) %	$ 17,899
Gross profit	**$ 117,004**	**5.9 %**	$ 110,440	(6.0) %	$ 117,548
Operating (loss) income	**$ (4,301)**	**(172.9) %**	$ 5,902	(79.9) %	$ 29,425
Financial Services					
Number of mortgage originations	**12,205**	**9.1 %**	11,183	16.1 %	9,633
Capture rate	**65%**	**380 bps**	62%	260 bps	59%
Revenues	**$ 65,808**	**21.2 %**	$ 54,310	6.2 %	$ 51,140
Operating income	**$ 17,226**	**10.2 %**	$ 15,627	(19.0) %	$ 19,299

West: Homebuilding revenues decreased in fiscal 2006 due to decreased closings across the markets offset slightly by increased average sales prices in the segment. Declines in fiscal 2006 closings were due to softer market conditions, increased competition in both new and existing home sales, higher cancellations and the impact of extremely high closings in fiscal 2005. Homebuilding revenues increased from fiscal 2004 to fiscal 2005 due to increased closings and increased average sales prices in the majority of the markets in this segment, as we benefited from improved pricing power and exceptionally high demand in each of these markets.

Gross margins were 24.2% for fiscal 2004, 28.2% for fiscal 2005 and 23.1% for fiscal 2006. Operating margin as a percentage of total revenues for the fiscal year ended September 30, 2006 was 15.0% compared to 21.7% for fiscal 2005 and 18.1% for fiscal 2004. The decrease in gross margins in fiscal 2006 is primarily due to softer market conditions in our California and Nevada markets and increased costs for subdivision maintenance throughout the region. In addition, operating margins in fiscal 2006 have also been negatively impacted by increased sales commissions and broker participation required to generate sales in response to softer market conditions. The increase in gross and operating margins in fiscal 2005 was primarily due to the aforementioned increase in homebuilding revenue, which resulted in an extremely high leverage of fixed overhead, higher average sales prices and our specific initiatives, such as national purchasing where our average rebate per home rose significantly. In addition, fiscal 2005 margins benefited from a higher number of closings related to new communities and reduced sales incentives compared to the prior year due, respectively, to well purchased land and high demand.

Mid-Atlantic: Increased closings and slightly increased higher average sales prices due to healthy demand and continued constraints on the supply of available housing during fiscal 2005 and the first half of fiscal 2006 resulted in increased homebuilding revenues over the past two fiscal years. Gross and operating margins for the fiscal year ended September 30, 2006 were 30.8% and 22.1%, respectively compared to 32.7% and 24.4% for fiscal 2005 and 28.4% and 20.0% for fiscal 2004, respectively. The decrease in gross margins from fiscal 2005 to fiscal 2006 primarily related to margin pressures and increased incentives in response to softening market conditions in the last few months of fiscal 2006. Operating margins in fiscal 2006 were impacted by increased commissions and marketing costs in response to such softening market conditions in fiscal 2006. The increase in both gross and operating margins from fiscal 2004 to fiscal 2005 is primarily due to the aforementioned strong pricing environment in fiscal 2005 and the related increased contribution from higher homebuilding revenues, which resulted in an extremely high leverage of fixed overhead.

Florida: Homebuilding revenues increased over the past two fiscal years due to increased closings and increased average sales prices. The increase in fiscal 2006 revenues was primarily generated in the first six months as revenues from the second half of fiscal 2006 were negatively impacted by decreased closings in a majority of the markets due to increased competition and moderating demand. Gross margins increased to 30.4% for fiscal 2006 from 26.4% for fiscal 2005 and 24.1% for fiscal 2004, as we continued to benefit from well-purchased land positions and the aforementioned increase in average sales prices. In addition, fiscal 2005 margins were slightly impacted by lower than average margins in our Tampa market due to incentive pricing offered to stimulate traffic during the opening of a new mid-rise condominium community. Operating margin for the fiscal year ended September 30, 2006 was 20.6% compared to 16.2% for fiscal 2005 and 13.1% for fiscal 2004. The increase in operating margins from fiscal 2004 to fiscal 2006 is primarily due to the aforementioned increase in homebuilding revenue and average sales prices, which resulted in an extremely high leverage of fixed overhead.

Southeast: Homebuilding revenues increased in a majority of our markets within the Southeast segment over the past two fiscal years driven by increased average sales prices in most of our markets and increased closings in the majority of our South Carolina markets. Revenues and margins in Charlotte have been negatively impacted by entry level housing competition and difficulties encountered in our integration of the Crossmann communities in this market. Margins in fiscal 2004, 2005 and 2006 have been negatively impacted as we repositioned our product offerings and reduced our investment in the entry-level and townhouse sectors of the Charlotte market. New product offerings in Georgia and the South Carolina markets, including our Atlantic Station community in Georgia, and an improved product mix throughout the region contributed toward the increased average sales prices. Gross margins for fiscal 2006 were 20.8% compared to 17.3% for fiscal 2005 and 18.1% for fiscal 2004. Gross margins in fiscal 2006 benefited from a $5.0 million reduction in warranty-related accruals as pending litigation was settled favorably and $5.6 million of insurance recoveries. The decrease in fiscal 2005 margins from fiscal 2004 related to the impact of our repositioning efforts in Charlotte and increased warranty and legal related costs in South Carolina. Operating margins for fiscal 2006 were 9.6%, an increase from 6.5% in fiscal 2005 and 7.1% in fiscal 2004.

Other homebuilding: The increase in homebuilding revenues in fiscal 2006 and fiscal 2005 reflected strong revenue growth compared to a weaker market in 2004 in our Colorado and Texas markets and increased fiscal 2006 closings in our Indiana markets. This revenue growth was partially offset by continued weakness in the remaining markets in this segment. Gross margins for our other homebuilding markets decreased from 16.4% for fiscal 2004 to 13.8% for fiscal 2005 and 11.9% for fiscal 2006. Operating margins decreased from 4.1% for fiscal 2004 to 0.7% for fiscal 2005 and -0.4% for fiscal 2006. The decrease in margins from fiscal 2005 to fiscal 2006 was primarily due to pricing pressures in our Colorado and Ohio markets and additional costs related to our decision to exit some sub-markets in Indiana and Memphis, Tennessee during fiscal 2006. The decrease in fiscal 2005 when compared to fiscal 2004 was primarily due to additional warranty costs in our Kentucky market and repositioning costs, including higher discounting, related to the implementation of new home and subdivision designs in Indiana and Ohio.

Financial Services: Our capture rate (the percentage of mortgages we originate as a percentage of homes closed) of mortgages originated for customers of our homebuilding business, which is the most significant source of revenue in this segment, increased to 65% in fiscal 2006 from 62% in fiscal 2005 and 59% in fiscal 2004 due primarily to our continued focus on serving our customer base. Our capture rate is based on total closings. All costs related to Financial Services are included in SG&A. Operating income for Financial Services increased in fiscal 2006 primarily due to increased Title Services operating profit offset by additional costs in our mortgage operations including higher price concessions and incentives offered in response to competitive pressures in the refinancing market.

Corporate and unallocated: Corporate and unallocated costs totaled $125.1 million for fiscal 2006, $309.6 million for fiscal 2005 and $160.5 million for fiscal 2004. Fiscal 2006 costs are offset by $21.7 million of reductions in accruals associated with construction defect claims from water intrusion in Indiana. Fiscal 2005 costs include $130.2 million for the aforementioned goodwill impairment charge. Fiscal 2005 and fiscal 2004 included $55.0 million and $43.9 million, respectively, of warranty expenses associated with the claims from water intrusion in Indiana. Excluding the goodwill impairment and these warranty expenses and related reductions, corporate costs as a percentage of total revenues were 2.7% for fiscal 2006, 2.5% for fiscal 2005 and 3.0% for fiscal 2004.

Income Taxes. Our effective tax rate was 36.6% for fiscal year 2006, 47.4% for fiscal year 2005 and 39.0% for fiscal year 2004. The effective tax rate for 2005 was impacted by the $130.2 million non-cash, non-tax deductible goodwill impairment charge discussed above. The following table reconciles our effective tax rate reported in accordance with GAAP and our adjusted effective tax rate without this goodwill impairment charge:

	Fiscal Year Ended September 30,		
	2006	2005	2004
Effective tax rate	**36.6%**	47.4%	39.0%
Impact of non-cash, non-deductible goodwill impairment	--	(9.8%)	--
Adjusted effective tax rate	**36.6%**	37.6%	39.0%

The adjusted effective tax rate presented above is a non-GAAP financial measure. Management believes that this non-GAAP measure is useful to both management and investors in the analysis of the Company's financial performance when comparing it to other periods and that it provides investors with an important perspective on the underlying effective tax rate of the business by isolating the impact of the non-cash, non-tax deductible goodwill impairment charge. The decrease in adjusted effective tax rate between years is primarily due to changes in income concentrations in the various states, the timing of certain state tax initiatives and favorable tax adjustments of $7.5 million and $4.0 million recorded in fiscal 2006 and 2005, respectively. In addition, in fiscal 2006, we recognized a $5.9 million deduction related to new provisions under the American Jobs Creation Act of 2004. The principal difference between our effective rate and the U.S. federal statutory rate is due to state income taxes incurred.

Derivative Instruments and Hedging Activities. We are exposed to fluctuations in interest rates. From time to time, we enter into derivative agreements to manage interest costs and hedge against risks associated with fluctuating interest rates. We do not enter into or hold derivatives for trading or speculative purposes. During the year ended September 30, 2001 we entered into interest rate swap agreements (the "Swap Agreements") to effectively fix the variable interest rate on $100 million of floating rate debt. The Swap Agreements matured in December 2004.

The Swap Agreements were designated as cash flow hedges and recorded at fair value in our consolidated balance sheets, and the related gains or losses are deferred in stockholders' equity, net of taxes, as a component of other comprehensive income as of September 30, 2004. We reclassified $610,000, net of taxes of $354,000, from other comprehensive loss to interest expense upon maturation of the Swap Agreements in fiscal 2005.

Financial Condition and Liquidity. Our sources of cash liquidity include, but are not limited to, cash from operations, amounts available under credit facilities, proceeds from senior notes and other bank borrowings, the issuance of equity securities and other external sources of funds. Our short-term and long-term liquidity depend primarily upon our level of net income, working capital management (accounts receivable, accounts payable and other liabilities) and bank borrowings. We believe that available short-term and long-term capital resources are sufficient to fund capital expenditures and working capital requirements, scheduled debt and dividend payments, and interest and tax obligations for the next twelve months. However, any material variance of our operating results or land acquisitions from our projections or investments in or acquisitions of businesses could require us to obtain additional equity or debt financing. We plan to use cash generated to invest in growing the business, to fund land acquisitions and operations, pay dividends and to repurchase our common stock. We will continue to fund our share repurchase program (discussed further below) by limiting or curtailing operations in underperforming markets while reinvesting in higher margin markets.

At September 30, 2006, we had cash and cash equivalents of $162.6 million, compared to $297.1 million at September 30, 2005. The decrease in cash was primarily due to $205.4 million of stock repurchases during fiscal 2006 and the increase in homes in inventory related to timing of projects in process and higher cancellations of home sales. Our net cash used in operating activities for the year ended September 30, 2006 was $304.5 million compared to $84.3 million in fiscal 2005 and $73.7 million in fiscal 2004, as the increased cost of inventory more than offset increased net income. Based on the applicable year's closings, as of September 30, 2006, our land bank includes a 4.7 year supply of land/lots for future development compared to a 5.9 year supply as of September 30, 2005 and a 5.5 year supply as of September 30, 2004. The decrease in land bank from September 30, 2005 to September 30, 2006 related to our decision to eliminate non-strategic positions to align our land supply with our current expectations for future home closings. Net cash used in investing activities was $66.2 million for fiscal 2006 compared to $48.5 million for fiscal 2005 and $30.5 million for fiscal 2004, as we invested in unconsolidated joint ventures to support our land acquisition strategy.

Net cash provided by financing activities was $236.2 million in fiscal 2006 compared to $109.0 million in fiscal 2005 and $351.7 million in fiscal 2004. In fiscal 2006, 2005 and 2004, proceeds from the senior note issuances (discussed below) and stock option exercises were somewhat offset by other debt repayments, common share repurchases and dividend payments.

At September 30, 2006 we had the following long-term debt *(in thousands)*:

Debt	Due	Amount
Warehouse Line	January 2007	$ 94,881
Revolving Credit Facility	August 2009	-
8 5/8% Senior Notes*	May 2011	200,000
8 3/8% Senior Notes*	April 2012	350,000
6 1/2% Senior Notes*	November 2013	200,000
6 7/8% Senior Notes*	July 2015	350,000
8 1/8% Senior Notes*	June 2016	275,000
4 5/8% Convertible Senior Notes*	June 2024	180,000
Junior subordinated notes	July 2036	103,093
Other Notes Payable	Various Dates	89,264
Unamortized debt discounts		(3,578)
Total		$ 1,838,660

* Collectively, the "Senior Notes"

Warehouse Line – Effective January 11, 2006, Beazer Mortgage entered into a 364-day credit agreement with a number of banks to fund the origination of residential mortgage loans (the "Warehouse Line"). The Warehouse Line provides for maximum available borrowing capacity of $250 million to $350 million based on commitment periods, as defined in the Warehouse Line, and is secured by certain mortgage loan sales and related property. The Warehouse Line is not guaranteed by Beazer Homes USA, Inc. or any of its subsidiaries that are guarantors of the Senior Notes or Revolving Credit Facility. In the second quarter of fiscal 2006, Beazer Mortgage began financing a portion of its mortgage lending activities with borrowings under the Warehouse Line. Borrowings under the Warehouse Line were $94.9 million and bore interest at 5.3% per annum as of September 30, 2006. Beazer Mortgage had a pipeline of loans in process of approximately $1.1 billion as of September 30, 2006 which may be financed either through the Warehouse Line or with third party investors. We are currently negotiating an extension of the Warehouse Line and expect to complete this transaction prior to the current facility's maturity.

Revolving Credit Facility - In August 2005, we replaced our former credit facility with a new four-year unsecured revolving credit facility (the "Revolving Credit Facility") with a group of banks, which was expanded in June 2006 to $1 billion and which matures in August 2009. The former credit facility included a $550 million four-year revolving credit facility and a $200 million four-year term loan which would have matured in June 2008. The Revolving Credit Facility includes a $50 million swing line commitment. We have the option to elect two types of loans under the Revolving Credit Facility which incur interest as applicable based on either the Alternative Base Rate or the Applicable Eurodollar Margin (both defined in the Credit Facility). The Revolving Credit Facility contains various operating and financial covenants. We were in compliance with such covenants at September 30, 2006. Substantially all of our significant subsidiaries are guarantors of the obligations under the Revolving Credit Facility (see Note 15 to the Consolidated Financial Statements).

We fulfill our short-term cash requirements with cash generated from our operations and funds available from our Revolving Credit Facility. Available borrowings under the Revolving Credit Facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots, lots under development, raw land and accounts receivable. At September 30, 2006, we had available borrowings of $591.0 million under the Revolving Credit Facility. There were no amounts outstanding under the Revolving Credit Facility at September 30, 2006 or September 30, 2005.

Senior Notes - The Senior Notes are unsecured obligations ranking pari passu with all other existing and future senior indebtedness. Substantially all of our significant subsidiaries are full and unconditional guarantors of the Senior Notes and are jointly and severally liable for obligations under the Senior Notes and the Revolving Credit Facility. Each guarantor subsidiary is a 100% owned subsidiary of Beazer Homes.

In June 2006, we issued $275 million of 8 ⅛% senior notes due in June 2016. Interest on the 8 1/8% notes is payable semi-annually. We may redeem these notes at any time, in whole or in part, at a redemption price equal to the principal amount thereof plus an applicable premium, as defined in the 8 1/8% notes, plus accrued and unpaid interest.

Excluding the 8 ⅜% Senior Notes issued in September 2002 which were used partially to fund the cash portion of the Crossmann acquisition and to repay Crossmann's outstanding net indebtedness, the Senior Notes were generally used to pay off borrowings under existing credit facilities, fund land acquisitions and for general corporate purposes. The indentures under which the Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 2006, under the most restrictive covenants of each indenture, approximately $244 million of our retained earnings was available for cash dividends and for share repurchases. Each indenture provides that, in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or in certain circumstances upon a sale of assets, we are required to offer to repurchase certain specified amounts of outstanding Senior Notes.

Junior Subordinated Notes - In June 2006, we completed a private placement of $103.1 million of unsecured junior subordinated notes which mature in July 2036 and are redeemable at par on or after July 30, 2011 and pay a fixed rate of 7.987% for the first ten years ending July 2016. Thereafter, the securities have a floating interest rate equal to three-month LIBOR plus 2.45% per annum, resetting quarterly. These notes were issued to our wholly-owned subsidiary, Beazer Capital Trust I, which simultaneously issued, in a private transaction, trust preferred securities and common securities with an aggregate value of $103.1 million to fund its purchase of these notes. The transaction is treated as debt in accordance with GAAP. The obligations relating to these notes and the related securities are subordinated to the Revolving Credit Facility and the Senior Notes.

Other Notes - We periodically acquire land through the issuance of notes payable. As of September 30, 2006 and 2005, we had outstanding notes payable of $89.3 million and $46.1 million, respectively, primarily related to land acquisitions and development. These notes payable expire at various times through 2010 and had fixed and variable rates ranging from 6.75% to 10.0% at September 30, 2006. These notes are secured by the real estate to which they relate.

Other Services - Beazer Mortgage provides mortgage origination services, and generally does not retain or service the mortgages that it originates. Through September 30, 2005, these mortgages were generally funded by one of a network of mortgage lenders. In the second quarter of fiscal 2006, Beazer Mortgage began financing certain of its mortgage lending activities with borrowings under the Warehouse Line or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. In addition, we offer title insurance services to our homebuyers in many of our markets.

Stock Repurchases and Dividends Paid - On November 18, 2005, as part of an acceleration of our comprehensive plan to enhance stockholder value, our Board of Directors authorized an increase of our stock repurchase plan to ten million shares of our common stock. Shares may be purchased for cash in the open market, on the NYSE or in privately negotiated transactions. We entered into a plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to execute a portion of the share repurchase program, supplemented with opportunistic purchases in the open market or in privately negotiated transactions. During fiscal 2006, we repurchased 3,648,300 shares for an aggregate purchase price of $205.4 million, or approximately $56 per share. In addition, during fiscal 2006 and fiscal 2005, 47,544 shares and 142,459 shares, respectively, were surrendered to us by employees in payment of minimum tax obligations upon the vesting of restricted stock and restricted stock units under our stock incentive plans. We valued the stock at the market price on the date of surrender, for an aggregate value of $2.6 million, or approximately $55 per share, for fiscal 2006 and for an aggregate value of $8.1 million, or approximately $57 per share, for fiscal 2005. During fiscal 2005, we did not repurchase any shares in the open market. During fiscal 2004, we repurchased 539,400 shares for an aggregate purchase price of $17.5 million or approximately $33 per share pursuant to the plan. At September 30, 2006, we are authorized to purchase approximately 5.4 million additional shares pursuant to the plan.

For fiscal 2006, the Company paid quarterly cash dividends aggregating $0.40 per common share, or a total of approximately $16.1 million. For fiscal 2005, the Company paid quarterly cash dividends aggregating $0.33 per common share, or a total of approximately $13.9 million. For fiscal 2004, the Company paid quarterly cash dividends aggregating $0.13 per common share, adjusted for the stock split, or a total of approximately $5.5 million.

Off-Balance Sheet Arrangements and Aggregate Contractual Commitments. We attempt to control half or more of our land supply through options. As a result of the flexibility that these options provide us, upon a change in market conditions we may renegotiate the terms of the options prior to exercise or terminate the agreement. At September 30, 2006, we controlled 88,505 lots (a 4.7-year supply based on fiscal 2006 closings) as follows:

Land Bank

	Lots	Percentage
Owned	40,933	46%
Optioned	47,572	54%
Total	88,505	100%

We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash or the posting of a letter of credit for the right to acquire lots during a specified period of time at a certain price. Under option contracts, both with and without specific performance provisions, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Our obligation with respect to options with specific performance provisions is included in our consolidated balance sheets in other liabilities. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $352.6 million at September 30, 2006. This amount includes non-refundable letters of credit of approximately $51.9 million. The total remaining purchase price, net of cash deposits, committed under all options was $2.4 billion as of September 30, 2006. Only $14.2 million of total remaining purchase price contains specific performance clauses which may require us to purchase the land or lots upon the land seller meeting certain obligations.

We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our option contracts without specific performance obligations. Various factors, some of which are beyond our control, such as market conditions, weather conditions and the timing of the completion of development activities, can have a significant impact on the timing of option exercises. Under their current terms, and assuming no significant changes in market conditions or other factors, we expect to exercise the majority of our land options within three to four years.

We have historically funded the exercise of land options through a combination of operating cash flows and borrowings under our credit facilities. We expect these sources to continue to be adequate to fund anticipated future option exercises. Therefore, we do not anticipate that the exercise of our land options will have a material adverse effect on our liquidity.

Certain of our option contracts are with sellers who are deemed to be Variable Interest Entities ("VIEs") under FASB Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46R"). We have determined that we are the primary beneficiary of certain of these option contracts. Our risk is generally limited to the option deposits that we pay, and creditors of the sellers generally have no recourse to the general credit of the Company. Although we do not have legal title to the optioned land, for those option contracts for which we are the primary beneficiary, we are required to consolidate the land under option at fair value. We believe that the exercise prices of our option contracts approximate their fair value. Our consolidated balance sheets at September 30, 2006 and 2005 reflect consolidated inventory not owned of $471.4 million and $230.1 million, respectively. The amounts committed under options and recorded as consolidated inventory not owned include our obligations related to inventory consolidated under FIN 46R and lot option agreements for which our deposits and pre-acquisition development costs exceeded certain thresholds. Obligations related to consolidated inventory not owned totaled $330.7 million at September 30, 2006 and $166.2 million at September 30, 2005. The difference between the balances of consolidated inventory not owned and obligations related to consolidated inventory not owned represents cash deposits paid under the option agreements.

We participate in a number of land development joint ventures in which we have less than a controlling interest. We enter into joint ventures in order to acquire attractive land positions, to manage our risk profile and to leverage our capital base. Our joint ventures are typically entered into with developers and other homebuilders to develop finished lots for sale to the joint venture's members and other third parties. We account for our interest in these joint ventures under the equity method. Our consolidated balance sheets include investments in joint ventures totaling $122.8 million and $78.6 million at September 30, 2006 and 2005, respectively.

Our joint ventures typically obtain secured acquisition, development and construction financing. At September 30, 2006, our unconsolidated joint ventures had borrowings outstanding totaling $738.4 million. In some instances, we and our joint venture partners have provided varying levels of guarantees of debt of our unconsolidated joint ventures. At September 30, 2006, we had repayment guarantees of $11.8 million and loan-to-value maintenance guarantees of $12.8 million of debt of unconsolidated joint ventures (see Note 2 to the Consolidated Financial Statements).

The following summarizes our aggregate contractual commitments at September 30, 2006:

	Payments Due by Period *(in thousands)*				
Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Senior Notes and other notes payable	$ 1,842,238	$112,533	$ 63,050	$ 208,562	$1,458,093
Interest commitments under Senior Notes and other notes payable (1)	1,174,756	134,881	238,589	222,711	578,575
Operating leases	85,079	25,692	33,019	17,330	9,038
Purchase obligations (2)	14,216	8,023	6,193	-	-
Total	$ 3,116,289	$281,129	$ 340,851	$ 448,603	$2,045,706

(1) Interest on variable rate obligations is based on rates effective as of September 30, 2006.

(2) Represents obligations under option contracts with specific performance provisions, net of cash deposits.

We had outstanding letters of credit and performance bonds of approximately $93.3 million and $616.9 million, respectively, at September 30, 2006 related principally to our obligations to local governments to construct roads and other improvements in various developments in addition to the letters of credit of approximately $62.7 million relating to our land option contracts discussed above.

Recent Accounting Pronouncements. In November 2004, the FASB issued SFAS 151, *Inventory Costs, an Amendment of ARB 43, Chapter 4.* SFAS 151 provides clarification of the accounting for abnormal amounts of freight, handling costs, and wasted material and requires that these items be recognized as current period charges. SFAS 151 was effective for inventory costs incurred beginning in the first quarter of fiscal 2006. The adoption of SFAS 151 did not have a material impact on our consolidated results of operations or financial position for the year ended September 30, 2006.

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections,* which will be effective in the first quarter of our fiscal 2007. This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No.* 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial condition and results of operations.

On November 29, 2006, the FASB ratified EITF Issue No. 06-8, *Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums.* The EITF states that the adequacy of the buyer's continuing investment under SFAS 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. We are currently evaluating the impact of adopting EITF 06-8 on our consolidated financial condition and results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 includes provisions that require expanded disclosure of the effect on earnings for items measured using unobservable data. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial condition and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") regarding the process of quantifying financial statement misstatements. SAB 108 expresses the Staff's views regarding the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 is effective for fiscal years ending after November 16, 2006 and will be effective for our fiscal 2007 year end. We do not expect the adoption of SAB 108 will have a material impact on our consolidated financial condition or results of operations.

Outlook. On November 7, 2006, we announced that we anticipate fiscal 2007 home closings in the range of 12,000 - 13,500 and fiscal 2007 new orders in the range of 12,000 - 14,000. The attainment of closings and new orders in these ranges assumes the resumption of positive year-over-year sales comparisons at varying levels by the last quarter of the 2007 fiscal year.

Achievement of our fiscal 2007 forecast of 13,500 closings is expected to result in diluted earnings per share of approximately $3.65. This forecast assumes a stabilization of average gross margins during fiscal 2007 at or near the levels attained in the fiscal 2006 fourth quarter. We have not provided a diluted earnings per share estimate for the 12,000 unit level of closings as there is insufficient visibility to assess the level of margins, the potential for additional impairments, or further overhead reductions required at this volume level.

We expect to close approximately 2,500 homes during the quarter ending December 31, 2006. During this quarter, we also expect to incur approximately $4.0 million of additional severance and related costs associated with the previously referenced overhead alignment.

We are focused on maintaining balance sheet strength, reducing costs, and maximizing our financial resources to better position the company to take advantage of those opportunities that will arise when conditions stabilize. The steps currently in process to align the company's cost structure with the current environment are consistent with our goal to be in the top quartile of our peer group with respect to margins and returns.

Disclosure Regarding Forward-Looking Statements. This annual report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs concerning future events, and it is possible that the results described in this annual report will not be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "estimate," "project," "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "goal," "target" or other similar words or phrases. All forward-looking statements are based upon information available to us on the date of this annual report. Except as may be required under applicable law, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this annual report in the sections captioned "Outlook" and "Financial Condition and Liquidity." Additional information about factors that could lead to material changes in performance is contained Item 1. Business – Risk Factors. Such factors may include:

- economic changes nationally or in local markets;
- volatility of mortgage interest rates and inflation;
- increased competition;
- shortages of skilled labor or raw materials used in the production of houses;
- increased prices for labor, land and raw materials used in the production of houses;
- increased land development costs on projects under development;
- decreased land values underlying land option agreements;
- the cost and availability of insurance, including the availability of insurance for the presence of mold;
- the impact of construction defect and home warranty claims;
- a material failure on the part of Trinity Homes LLC to satisfy the conditions of the class action settlement agreement;
- any delays in reacting to changing consumer preference in home design;
- terrorist acts and other acts of war;
- changes in consumer confidence;
- delays or difficulties in implementing initiatives to reduce production and overhead cost structure;
- delays in land development or home construction resulting from adverse weather conditions;
- potential delays or increased costs in obtaining necessary permits as a result of changes to, or complying with, laws, regulations, or governmental policies and possible penalties for failure to comply with such laws, regulations and governmental policies;
- changes in accounting policies, standards, guidelines or principles, as may be adopted by regulatory agencies as well as the FASB; or
- other factors over which the Company has little or no control.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors.

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a number of market risks in the ordinary course of business. Our primary market risk exposure relates to fluctuations in interest rates. We do not believe that our exposure in this area is material to cash flows or earnings. As of September 30, 2006, we had $178.4 million of variable rate debt outstanding. Based on our fiscal 2006 average outstanding borrowings under our variable rate debt, a one-percentage point increase in interest rates would negatively impact our annual pre-tax earnings by less than $1.8 million.

The estimated fair value of our fixed rate debt at September 30, 2006 was $1,601.8 million, compared to a carrying value of $1,660.3 million, due primarily to the impact of our increasing interest rates. In addition, the effect of a hypothetical one-percentage point decrease in interest rates would increase the estimated fair value of the fixed rate debt instruments from $1,601.8 million to $1,711.2 million at September 30, 2006.

Item 8. Financial Statements and Supplementary Data

Beazer Homes USA, Inc.
Consolidated Statements of Income
(in thousands, except per share amounts)

	Year Ended September 30,		
	2006	2005	2004
Total revenue	**$ 5,462,003**	$ 4,995,353	$ 3,907,109
Home construction and land sales expenses	**4,201,318**	3,823,300	3,099,732
Gross profit	**1,260,685**	1,172,053	807,377
Selling, general and administrative expenses	**649,010**	554,900	429,442
Goodwill impairment	**-**	130,235	-
Operating income	**611,675**	486,918	377,935
Equity in (loss) income of unconsolidated joint ventures	**(772)**	5,021	1,561
Other income, net	**2,311**	7,395	7,079
Income before income taxes	**613,214**	499,334	386,575
Provision for income taxes	**224,453**	236,810	150,764
Net income	**$ 388,761**	$ 262,524	$ 235,811
Weighted average number of shares:			
Basic	**39,812**	40,468	39,879
Diluted	**44,345**	45,634	42,485
Earnings per share:			
Basic	**$ 9.76**	$ 6.49	$ 5.91
Diluted	**$ 8.89**	$ 5.87	$ 5.59
Cash dividends per share	**$ 0.40**	$ 0.33	$ 0.13

See Notes to Consolidated Financial Statements

Beazer Homes USA, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	September 30, 2006	September 30, 2005
ASSETS		
Cash and cash equivalents	**$ 162,570**	$ 297,098
Restricted cash	**9,873**	-
Accounts receivable	**333,571**	161,880
Inventory		
Owned inventory	**3,048,891**	2,671,082
Consolidated inventory not owned	**471,441**	230,083
Total Inventory	**3,520,332**	2,901,165
Residential mortgage loans available-for-sale	**92,157**	-
Investments in unconsolidated joint ventures	**122,799**	78,571
Deferred tax assets	**59,842**	101,329
Property, plant and equipment, net	**29,465**	28,367
Goodwill	**121,368**	121,368
Other assets	**107,454**	80,738
Total Assets	**$ 4,559,431**	$ 3,770,516
LIABILITIES AND STOCKHOLDERS' EQUITY		
Trade accounts payable	**$ 141,131**	$ 141,623
Other liabilities	**547,014**	636,106
Obligations related to consolidated inventory not owned	**330,703**	166,163
Senior Notes (net of discounts of $3,578 and $4,118, respectively)	**1,551,422**	1,275,882
Junior subordinated notes	**103,093**	-
Warehouse Line	**94,881**	-
Other notes payable	**89,264**	46,054
Total Liabilities	**2,857,508**	2,265,828
Stockholders' Equity:		
Preferred stock (par value $.01 per share, 5,000,000 shares authorized, no shares issued)	**-**	-
Common stock (par value $0.001, 80,000,000 shares authorized, 42,318,098 and 41,844,414 issued, 38,889,554 and 41,701,955 outstanding)	**42**	42
Paid in capital	**528,376**	534,523
Retained earnings	**1,362,958**	990,341
Treasury stock, at cost (3,428,544 and 142,459 shares)	**(189,453)**	(8,092)
Unearned compensation	**-**	(12,126)
Total Stockholders' Equity	**1,701,923**	1,504,688
Total Liabilities and Stockholders' Equity	**$ 4,559,431**	$ 3,770,516

See Notes to Consolidated Financial Statements

Beazer Homes USA, Inc.
Consolidated Statement of Stockholders' Equity
($ in thousands)

	Preferred Stock	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
Balance, September 30, 2003	$ -	$ 53	$ 572,192	$ 511,349	$ (70,604)	$ (15,852)	$ (3,443)	$ 993,695
Comprehensive income:								
Net income	-	-	-	235,811	-	-	-	235,811
Unrealized gain on interest rate swaps, net of tax of $1,849	-	-	-	-	-	-	2,833	2,833
Total comprehensive income								238,644
Dividends paid	-	-	-	(5,459)	-	-	-	(5,459)
Amortization of nonvested stock awards	-	-	-	-	-	7,381	-	7,381
Change in fair value of unearned compensation	-	-	753	-	-	(753)	-	-
Exercises of stock options (778,401 shares)	-	1	5,361	-	-	-	-	5,362
Tax benefit from stock transactions	-	-	8,127	-	-	-	-	8,127
Issuance of bonus stock (204,411 shares)	-	-	1,917	-	-	-	-	1,917
Issuance of restricted stock (119,079 shares)	-	-	4,736	-	-	(4,736)	-	-
Purchase of treasury stock (539,400 shares)	-	-	-	-	(17,546)	-	-	(17,546)
Other	-	-	788	-	-	(788)	-	-
Balance, September 30, 2004	-	54	593,874	741,701	(88,150)	(14,748)	(610)	1,232,121
Comprehensive income:								
Net income	-	-	-	262,524	-	-	-	262,524
Unrealized gain on interest rate swaps, net of tax of $354	-	-	-	-	-	-	610	610
Total comprehensive income								263,134
Dividends paid	-	-	-	(13,884)	-	-	-	(13,884)
Amortization of nonvested stock awards	-	-	-	-	-	11,945	-	11,945
Change in fair value of unearned compensation, net of forfeitures (17,719 shares)	-	-	2,432	-	-	(2,432)	-	-
Exercises of stock options (412,125 shares)	-	-	5,631	-	-	244	-	5,875
Tax benefit from stock transactions	-	-	11,551	-	-	-	-	11,551
Issuance of bonus stock (109,937 shares)	-	-	2,034	-	-	4	-	2,038
Issuance of restricted stock, net of forfeitures (137,957 shares)	-	-	5,823	-	-	(5,823)	-	-
Use of treasury stock for stock dividend (12,413,628 shares)	-	(12)	(88,138)	-	88,150	-	-	-
Common stock redeemed (142,459 shares)	-	-	-	-	(8,092)	-	-	(8,092)
Other	-	-	1,316	-	-	(1,316)	-	-
Balance, September 30, 2005	-	42	534,523	990,341	(8,092)	(12,126)	-	1,504,688
Net income	-	-	-	388,761	-	-	-	388,761
Dividends paid	-	-	-	(16,144)	-	-	-	(16,144)
Purchase of treasury stock (3,648,300 shares)	-	-	-	-	(205,416)	-	-	(205,416)
Transfer of unearned compensation to paid in capital	-	-	(12,126)	-	-	12,126	-	-
Amortization of nonvested stock awards	-	-	8,669	-	-	-	-	8,669
Amortization of stock option awards	-	-	7,084	-	-	-	-	7,084
Exercises of stock options (415,938 shares)	-	-	7,298	-	-	-	-	7,298
Tax benefit from stock transactions	-	-	8,205	-	-	-	-	8,205
Issuance of bonus stock (62,121 shares)	-	-	1,402	-	-	-	-	1,402
Issuance of restricted stock (409,759 shares)	-	-	(26,679)	-	26,679	-	-	-
Common stock redeemed (47,544 shares)	-	-	-	-	(2,624)	-	-	(2,624)
Balance, September 30, 2006	$ -	$ 42	$ 528,376	$ 1,362,958	$ (189,453)	$ -	$ -	$ 1,701,923

See Notes to Consolidated Financial Statements

Beazer Homes USA, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended September 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 388,761**	$ 262,524	$ 235,811
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	**10,304**	9,229	8,374
Stock-based compensation expense	**15,753**	11,945	7,381
Goodwill impairment charge	**-**	130,235	-
Impairment and write-off of inventory-related assets	**43,477**	5,511	3,180
Deferred income tax provision (benefit)	**41,487**	(54,631)	(22,740)
Tax benefit from stock transactions	**-**	11,551	8,127
Equity in loss (earnings) of unconsolidated joint ventures	**772**	(5,021)	(1,561)
Cash distributions of income from unconsolidated joint ventures	**352**	5,844	-
Changes in operating assets and liabilities:			
Increase in accounts receivable	**(171,251)**	(91,306)	(4,571)
Increase in inventory	**(430,345)**	(572,114)	(413,705)
Increase in residential mortgage loans available-for-sale	**(92,157)**	-	-
Increase in other assets	**(19,462)**	(16,775)	(16,828)
(Decrease)/increase in trade accounts payable	**(492)**	18,336	(2,234)
(Decrease)/increase in other liabilities	**(92,342)**	199,076	123,210
Other changes	**680**	1,333	1,837
Net cash used in operating activities	**(304,463)**	(84,263)	(73,719)
Cash flows from investing activities:			
Capital expenditures	**(11,542)**	(13,448)	(10,271)
Investments in unconsolidated joint ventures	**(49,458)**	(40,619)	(25,844)
Changes in restricted cash	**(9,873)**	-	-
Distributions from and proceeds from sale of unconsolidated joint ventures	**4,655**	5,597	5,639
Net cash used in investing activities	**(66,218)**	(48,470)	(30,476)
Cash flows from financing activities:			
Proceeds from term loan	**-**	-	200,000
Repayment of term loan	**-**	(200,000)	(200,000)
Borrowings under credit facilities	**1,937,528**	439,700	-
Repayment of credit facilities	**(1,842,647)**	(439,700)	-
Repayment of other notes payable	**(20,934)**	(16,776)	-
Borrowings under senior and junior notes payable	**378,093**	346,786	380,000
Debt issuance costs	**(7,206)**	(4,958)	(10,654)
Proceeds from stock option exercises	**7,298**	5,875	5,362
Common stock redeemed	**(2,624)**	(8,092)	-
Treasury stock purchases	**(205,416)**	-	(17,546)
Tax benefit from stock transactions	**8,205**	-	-
Dividends paid	**(16,144)**	(13,884)	(5,459)
Net cash provided by financing activities	**236,153**	108,951	351,703
(Decrease)/increase in cash and cash equivalents	**(134,528)**	(23,782)	247,508
Cash and cash equivalents at beginning of year	**297,098**	320,880	73,372
Cash and cash equivalents at end of year	**$ 162,570**	$ 297,098	$ 320,880
Supplemental cash flow information:			
Interest paid	**$ 111,501**	$ 79,088	$ 65,237
Income taxes paid	**$ 228,181**	$ 233,965	$ 170,475
Supplemental disclosure of non-cash activity:			
Increase in consolidated inventory not owned	**$ 164,540**	$ -	$ 188,585
Land acquired through issuance of notes payable	**$ 64,144**	$ 40,608	$ 21,502

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization. Beazer Homes USA, Inc. is one of the ten largest homebuilders in the United States, based on number of homes closed. We design, sell and build primarily single-family homes in over 45 markets located in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia. Through Beazer Mortgage Corporation, or Beazer Mortgage, we offer mortgage origination services to our homebuyers. Beazer Mortgage finances certain of our mortgage lending activities with borrowings under a warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. In addition, we offer title insurance services to our homebuyers in many of our markets.

Presentation. The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents and Restricted Cash. We consider investments with maturities of three months or less when purchased to be cash equivalents. Restricted cash includes cash restricted by state law or a contractual requirement.

Accounts Receivable. Accounts receivable primarily consist of escrow deposits to be received from title companies associated with closed homes. Generally, we will receive cash from title companies within a few days of the home being closed.

Inventory. Owned inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period. Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home construction begins. Consolidated inventory not owned represents the fair value of land under option agreements consolidated pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 ("FIN 46R") or when our option deposits and preacquisition development costs exceed certain thresholds.

Residential Mortgage Loans Available-for-Sale. Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Gains and losses from sales of mortgage loans are recognized when the loans are sold.

Investments in Unconsolidated Joint Ventures. We participate in a number of land development joint ventures in which we have less than a controlling interest. Our joint ventures are typically entered into with developers and other homebuilders to develop finished lots for sale to the joint venture's members and other third parties. We account for our interest in these joint ventures under the equity method. We recognize our share of profits from the sale of lots to other buyers. Our share of profits from lots we purchase from the joint ventures is deferred and treated as a reduction of the cost of the land purchased from the joint venture. Such profits are subsequently recognized at the time the home closes and title passes to the homebuyer. Our joint ventures typically obtain secured acquisition and development financing.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Depreciation is computed on a straight-line basis at rates based on estimated useful lives as follows:

Buildings	15 – 30 years
Machinery and equipment	3 – 10 years
Information systems	5 years
Furniture and fixtures	3 – 7 years
Leasehold improvements	Lesser of the lease term or the estimated useful life of the asset

Impairment of Long Lived Assets. Housing projects and unimproved land held for future development (components of inventory) and property, plant and equipment are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets less costs to sell. We incurred non-cash pretax charges for inventory impairments of $5.7 million in fiscal 2006. We also incurred non-cash pretax charges related to the abandonment of projects and write-off of option deposits and other development costs of $37.8 million in fiscal 2006, $5.5 million in fiscal 2005 and $3.2 million in fiscal 2004. These charges are included in home construction and land sales expenses in the accompanying Consolidated Statements of Income.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of assets acquired. We test goodwill for impairment annually as of April 30 or more frequently if an event occurs or circumstances change that more likely than not reduce the value of a reporting unit below its carrying value. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Each of our operating divisions is considered a reporting unit. The fair value of each reporting unit is determined based on expected discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds implied fair value of that goodwill. During fiscal 2005, we obtained an independent valuation of our reporting units. The forecasts and valuations of the respective divisions, along with weaker than anticipated local economies, particularly in the Midwest markets, and severe price competition, particularly at entry level price points, led the Company to conclude that the goodwill was impaired in accordance with Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets*. Accordingly, the Company recorded a $130.2 million non-cash, non tax-deductible impairment charge to write off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina. Based on our annual goodwill impairment test as of April 30, 2006, we had no impairment of goodwill during fiscal 2006.

Other Assets. Other assets principally include prepaid expenses, debt issuance costs and deferred compensation plan assets.

Income Taxes. Income taxes are accounted for in accordance with SFAS 109, *Accounting for Income Taxes*. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting carrying values and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Other Liabilities. Other liabilities include homebuyer deposits, land purchase obligations, accrued compensation, accrued warranty costs and various other accrued expenses.

Income Recognition and Classification of Costs. Revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. In situations where the buyer's financing is originated by Beazer Mortgage, our wholly-owned mortgage subsidiary, and the buyer has not made a sufficient initial investment as prescribed by SFAS 66, *Accounting for Sales of Real-Estate*, the revenue and gross profit on such sale is deferred until the sale of the related mortgage loan to a third-party investor has been completed. Revenue for condominiums under construction is recognized based on the percentage-of-completion method in accordance with SFAS 66 when certain criteria are met.

We recognize loan origination fees and expenses and gains and losses on mortgage loans when the related loans are sold to third-party investors. Beazer's policy is to sell all mortgage loans it originates and these sales usually occur within 15 to 30 days of the closing of the home sale.

Sales commissions are included in selling, general and administrative expenses. All expenses of operating Beazer Mortgage are included in selling, general and administrative expenses.

Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs generally range from 0.5% to 1.0% of total revenue. Additional warranty costs are charged to cost of sales as necessary based on management's estimate of the costs to remediate existing claims. See Note 13 for a more detailed discussion of warranty costs and related reserves.

Advertising costs of $59,375,000, $44,792,000 and $44,696,000 for fiscal years 2006, 2005 and 2004, respectively, were expensed as incurred and are included in selling, general and administrative expenses.

Earnings Per Share ("EPS") and Stock Split. The computation of basic earnings per common share is determined by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS additionally gives effect (when dilutive) to stock options, other stock based awards and other potentially dilutive securities. In October 2004, the Emerging Issues Task Force ("EITF") of the FASB ratified the consensus on EITF Issue No. 04-8: *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share* ("EITF 04-8"). EITF 04-8 requires that shares issuable upon conversion of contingently convertible debt instruments ("Co-Co's") be included in diluted EPS computations using the "if-converted method" regardless of whether the issuer's stock price exceeds the contingent conversion price. Prior to EITF 04-8, shares issuable upon conversion of Co-Co's were generally excluded from diluted EPS computations until the issuer's stock price exceeded the contingent conversion price. EITF 04-8, which applies to our 4 ⅝% Convertible Senior Notes issued in June 2004, was effective beginning with the first fiscal quarter of our 2005 fiscal year.

On February 4, 2005, the Company's Board of Directors declared a three-for-one stock split in the form of a stock dividend. The stock dividend was distributed on March 22, 2005 to stockholders of record on March 10, 2005. In addition, during fiscal 2005, the Company's stockholders approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock from 30 million to 80 million shares and to change the par value of the common stock to $.001 per share. As a result, the Company reclassified amounts from common stock to additional paid in capital based on the total shares of common stock issued. The Company used approximately 12.4 million treasury shares to satisfy a portion of the stock dividend. The issuance of treasury shares was accounted for by transferring the book value of those shares from treasury stock to additional paid in capital and common stock.

All share and per share information including earnings per share calculations for all periods presented have been restated to give retroactive application to the three-for-one stock split and for the inclusion of shares issuable upon conversion of our Co-Co's in accordance with EITF 04-8, as applicable.

Fair Value of Financial Instruments. The fair value of our cash and cash equivalents, accounts receivable and payable, warehouse line and other notes payable approximate their carrying amounts due to the short maturity of these assets and the variable interest rates on such obligations. The fair value of our publicly held senior notes (Note 7) is estimated based on the quoted bid prices for these debt instruments and was approximately $1,500.5 million at September 30, 2006 and $1,310.6 million at September 30, 2005.

Stock-Based Compensation. In the first quarter of fiscal 2006, we adopted SFAS 123R, *Share-Based Payment*. Prior to fiscal year 2006, we accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees, and related Interpretations*. As a result, in the periods prior to fiscal 2006, no compensation expense was recognized for stock options granted to employees because all stock options granted had exercise prices not less than the market value of Beazer Homes' stock on the date of the grant.

SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date, as well as to the unvested portion of awards outstanding as of the required effective date. We use the Black-Scholes model to value new stock option grants under SFAS 123R, applying the "modified prospective method" for existing grants which requires us to value stock options prior to our adoption of SFAS 123R under the fair value method and expense the unvested portion over the remaining vesting period. SFAS 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. In addition, SFAS 123R requires us to reflect the benefits of tax deductions in excess of recognized compensation cost as a financing cash inflow and an operating cash outflow upon adoption.

Nonvested stock granted to employees is valued based on the market price of the common stock on the date of the grant. Performance based, nonvested stock granted to employees is valued using the Monte Carlo valuation method. We account for stock awards issued to non-employees under the recognition and measurement principles of SFAS 123R and Emerging Issues Task Force Issue No. 96-18: *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*. Stock options issued to non-employees are valued using the Black-Scholes option pricing model. Nonvested stock granted to non-employees is initially valued based on the market price of the common stock on the date of the grant and is adjusted to fair value until vested.

Compensation cost arising from nonvested stock granted to employees and from non-employee stock awards is recognized as expense using the straight-line method over the vesting period. Unearned compensation is now included in paid in capital in accordance with SFAS 123R. As of September 30, 2006, there was $29.9 million of total unrecognized compensation cost related to nonvested stock. That cost is expected to be recognized over a weighted average period of 4.2 years. For the year ended September 30, 2006, total stock-based compensation expense was $15.8 million ($10.7 million net of tax). Included in this total stock-based compensation expense was incremental expense for stock options of $7.1 million ($4.4 million net of tax) for the year ended September 30, 2006.

The following table illustrates the effect (in thousands, except per share amounts) on net income and earnings per share as if our stock-based compensation had been determined based on the fair value at the grant dates for awards made prior to October 1, 2005:

	Year Ended September 30,	
	2005	2004
Net income, as reported	**$ 262,524**	$ 235,811
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**7,376**	4,503
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(10,341)**	(7,521)
Pro forma net income	**$ 259,559**	$ 232,793
Earnings per share:		
Basic - as reported	**$ 6.49**	$ 5.91
Basic - pro forma	**$ 6.41**	$ 5.84
Diluted - as reported	**$ 5.87**	$ 5.59
Diluted - pro forma	**$ 5.85**	$ 5.55

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain items in prior-period financial statements have been reclassified to conform to the current presentation.

Recent Accounting Pronouncements. In November 2004, the FASB issued SFAS 151, *Inventory Costs, an Amendment of ARB 43, Chapter 4.* SFAS 151 provides clarification of the accounting for abnormal amounts of freight, handling costs, and wasted material and requires that these items be recognized as current period charges. SFAS 151 was effective for inventory costs incurred beginning in the first quarter of fiscal 2006. The adoption of SFAS 151 did not have a material impact on our consolidated results of operations or financial position for the year ended September 30, 2006.

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections,* which will be effective in the first quarter of our fiscal 2007. This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No.* 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial condition and results of operations.

On November 29, 2006, the FASB ratified EITF Issue No. 06-8, *Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums.* EITF 06-8 states that the adequacy of the buyer's continuing investment under SFAS 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. We are currently evaluating the impact of adopting EITF 06-8 on our consolidated financial condition and results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 includes provisions that require expanded disclosure of the effect on earnings for items measured using unobservable data. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial condition and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") regarding the process of quantifying financial statement misstatements. SAB 108 expresses the Staff's views regarding the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 is effective for fiscal years ending after November 16, 2006 and will be effective for our fiscal 2007 year end. We do not expect the adoption of SAB 108 will have a material impact on our consolidated financial condition or results of operations.

(2) Investments in Unconsolidated Joint Ventures

At September 30, 2006, our unconsolidated joint ventures had borrowings outstanding totaling $738.4 million. In some instances, Beazer Homes and its joint venture partners have provided varying levels of guarantees of debt of the Company's unconsolidated joint ventures. At September 30, 2006, the Company had a repayment guarantee of $11.8 million related to our portion of debt of one of our unconsolidated joint ventures and loan-to-value maintenance guarantees of $12.8 million related to certain of our unconsolidated joint ventures. The repayment guarantee requires the repayment of Beazer Homes' share of debt of the unconsolidated joint venture in the event the joint venture defaults on its obligations under the borrowings. The loan-to-value maintenance guarantees only apply if the borrowings of the unconsolidated joint venture exceed a specified percentage of the value of the collateral (generally land and improvements) securing the borrowings. The Company has not recorded a liability for the non-contingent aspect of these guarantees as such amounts are not material. In assessing the need to record a liability for the contingent aspect of these guarantees, the Company considers its historical experience in being required to perform under the guarantees, the fair value of the collateral underlying these guarantees and the financial condition of the applicable unconsolidated joint ventures. In addition, the Company monitors the fair value of the collateral of these unconsolidated joint ventures to ensure that the related borrowings do not exceed the specified percentage of the value of the property securing the borrowings. To date, Beazer has not incurred any obligations related to repayment or loan-to-value maintenance guarantees. Based on these considerations, the Company has determined that it is remote that it will have to perform under the contingent aspects of these guarantees and, as a result, has not recorded a liability for the contingent aspects of these guarantees. To the extent the recording of a liability related to such guarantees would be required, the recognition of such liability would result in an increase to the carrying value of the Company's investment in the associated joint venture.

(3) Inventory

Inventory consists of *(in thousands)*:

	September 30,	
	2006	2005
Homes under construction	**$ 1,368,056**	$ 1,040,193
Development projects in progress	**1,623,819**	1,519,554
Unimproved land held for future development	**12,213**	44,809
Model homes	**44,803**	66,526
Consolidated inventory not owned	**471,441**	230,083
	$ 3,520,332	$ 2,901,165

Homes under construction include homes finished and ready for delivery and homes in various stages of construction. We had 1,197 ($257.9 million) and 414 ($72.2 million) completed homes that were not subject to a sales contract, not including model homes, at September 30, 2006 and September 30, 2005, respectively.

Development projects in progress consist principally of land and land improvement costs. Certain of the fully developed lots in this category are reserved by a deposit or sales contract.

Inventory located in California, the state with our largest concentration of inventory, was $998.9 million and $640.3 million at September 30, 2006 and September 30, 2005, respectively.

We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts, both with and without specific performance provisions, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Our obligation with respect to options with specific performance provisions is included in our consolidated balance sheets in other liabilities. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $352.6 million at September 30, 2006. This amount includes non-refundable letters of credit of approximately $51.9 million. The total remaining purchase price, net of cash deposits, committed of approximately $51.9 million. The total remaining purchase price, net of cash deposits, committed under all options was $2.4 billion as of September 30, 2006. Only $14.2 million of total remaining purchase price contains specific performance clauses which may require us to purchase the land or lots upon the land seller meeting certain obligations.

We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our option contracts without specific performance obligations. Various factors, some of which are beyond our control, such as market conditions, weather conditions and the timing of the completion of development activities, can have a significant impact on the timing of option exercises. Under their current terms, and assuming no significant changes in market conditions or other factors, we expect to exercise the majority of our land options within three to four years.

Certain of our option contracts are with sellers who are deemed to be Variable Interest Entities ("VIEs") under FIN 46R. FIN 46R defines a VIE as an entity with insufficient equity investment to finance its planned activities without additional financial support or an entity in which the equity investors lack certain characteristics of a controlling financial interest. Pursuant to FIN 46R, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a VIE is deemed to be the primary beneficiary of the VIE and must consolidate the VIE.

We have determined that we are the primary beneficiary of certain of these option contracts. Our risk is generally limited to the option deposits that we pay, and creditors of the sellers generally have no recourse to the general credit of the Company. Although we do not have legal title to the optioned land, for those option contracts for which we are the primary beneficiary, we are required to consolidate the land under option at fair value. We believe that the exercise prices of our option contracts approximate their fair value. Our consolidated balance sheets at September 30, 2006 and 2005 reflect consolidated inventory not owned of $471.4 million and $230.1 million, respectively. We consolidated $146.6 million and $155.8 million of lot option agreements as consolidated inventory not owned pursuant to FIN 46R as of September 30, 2006 and 2005, respectively. In addition, as of September 30, 2006 and 2005, we recorded $324.8 million and $74.3 million, respectively, of land under the caption "consolidated inventory not owned" related to lot option agreements for which our deposits and pre-acquisition development costs exceeded certain thresholds. Obligations related to consolidated inventory not owned totaled $330.7 million at September 30, 2006 and $166.2 million at September 30, 2005. The difference between the balances of consolidated inventory not owned and obligations related to consolidated inventory not owned represents cash deposits paid under the option agreements.

(4) Interest

Information regarding interest *(in thousands)* is as follows:

	Year Ended September 30,		
	2006	2005	2004
Capitalized interest in inventory, beginning of year	**$ 51,411**	$ 44,121	$ 34,285
Interest incurred and capitalized	**120,965**	89,678	76,035
Capitalized interest amortized to cost of sales	**(96,242)**	(82,388)	(66,199)
Capitalized interest in inventory, end of year	**$ 76,134**	$ 51,411	$ 44,121

(5) Property, Plant and Equipment

Property, plant and equipment consists of *(in thousands)*:

	September 30,	
	2006	2005
Land and buildings	**$ 5,572**	$ 5,502
Leasehold improvements	**11,260**	8,157
Machinery and equipment	**26,122**	25,708
Information systems	**21,088**	19,441
Furniture and fixtures	**14,260**	13,884
	78,302	72,692
Less: Accumulated depreciation	**(48,837)**	(44,325)
Property, plant and equipment, net	**$ 29,465**	$ 28,367

(6) Derivative Instruments and Hedging Activities

We are exposed to fluctuations in interest rates. From time to time, we enter into derivative agreements to manage interest costs and hedge against risks associated with fluctuating interest rates. We do not enter into or hold derivatives for trading or speculative purposes. During the year ended September 30, 2001 we entered into interest rate swap agreements (the "Swap Agreements") to effectively fix the variable interest rate on $100 million of floating rate debt. The Swap Agreements matured in December 2004. The Swap Agreements were designated as cash flow hedges and, accordingly, were recorded at fair value in our consolidated balance sheets and the related gains or losses were deferred in stockholders' equity, net of taxes, as a component of other comprehensive income. No portion of these hedges was considered ineffective for the year ended September 30, 2004. We reclassified approximately $610,000, net of taxes of $354,000, from other comprehensive loss to interest expense during fiscal 2005.

(7) Borrowings

At September 30, 2006 and 2005 we had the following long-term debt *(in thousands)*:

Debt	Due	2006	2005
Warehouse Line	January 2007	$ 94,881	$ -
Revolving Credit Facility	August 2009	-	-
8 5/8% Senior Notes*	May 2011	200,000	200,000
8 3/8% Senior Notes*	April 2012	350,000	350,000
6 1/2% Senior Notes*	November 2013	200,000	200,000
6 7/8% Senior Notes*	July 2015	350,000	350,000
8 1/8% Senior Notes*	June 2016	275,000	-
4 5/8% Convertible Senior Notes*	June 2024	180,000	180,000
Junior subordinated notes	July 2036	103,093	-
Other Notes Payable	Various Dates	89,264	46,054
Unamortized debt discounts		(3,578)	(4,118)
Total		$ 1,838,660	$ 1,321,936

* Collectively, the "Senior Notes"

Warehouse Line – Effective January 11, 2006, Beazer Mortgage entered into a 364-day credit agreement with a number of banks to fund the origination of residential mortgage loans (the "Warehouse Line"). The Warehouse Line provides for maximum available borrowing capacity of $250 million to $350 million based on commitment periods, as defined in the Warehouse Line, and is secured by certain mortgage loan sales and related property. The Warehouse Line is not guaranteed by Beazer Homes USA, Inc. or any of its subsidiaries that are guarantors of the Senior Notes or Revolving Credit Facility. In the second quarter of fiscal 2006, Beazer Mortgage began financing a portion of its mortgage lending activities with borrowings under the Warehouse Line. Borrowings under the Warehouse Line were $94.9 million and bore interest at 5.3% per annum as of September 30, 2006. Beazer Mortgage had a pipeline of loans in process of approximately $1.1 billion as of September 30, 2006 which may be financed either through the Warehouse Line or with third party investors. We are currently negotiating an extension of the Warehouse

Line and expect to complete this transaction prior to the current facility's maturity.

Revolving Credit Facility - In August 2005, we replaced our former credit facility with a new four-year unsecured revolving credit facility (the "Revolving Credit Facility") with a group of banks, which was expanded in June 2006 to $1 billion and which matures in August 2009. The former credit facility included a $550 million four-year revolving credit facility and a $200 million four-year term loan which would have matured in June 2008. The Revolving Credit Facility includes a $50 million swing line commitment. We have the option to elect two types of loans under the Credit Facility which incur interest as applicable based on either the Alternative Base Rate or the Applicable Eurodollar Margin (both defined in the Revolving Credit Facility). The Revolving Credit Facility contains various operating and financial covenants. We were in compliance with such covenants at September 30, 2006. Substantially all of our significant subsidiaries are guarantors of the obligations under the Revolving Credit Facility (see Note 15).

We fulfill our short-term cash requirements with cash generated from our operations and funds available from our Revolving Credit Facility. Available borrowings under the Revolving Credit Facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots, lots under development, raw land and accounts receivable. At September 30, 2006, we had available borrowings of $591.0 million under the Revolving Credit Facility. There were no amounts outstanding under the Revolving Credit Facility at September 30, 2006 or September 30, 2005.

Senior Notes - The Senior Notes are unsecured obligations ranking pari passu with all other existing and future senior indebtedness. Substantially all of our significant subsidiaries are full and unconditional guarantors of the Senior Notes and are jointly and severally liable for obligations under the Senior Notes and the Revolving Credit Facility. Each guarantor subsidiary is a 100% owned subsidiary of Beazer Homes.

In June 2006, we issued $275 million of 8 ⅛% senior notes due in June 2016. Interest on the 8 1/8% notes is payable semi-annually. We may redeem these notes at any time, in whole or in part, at a redemption price equal to the principal amount thereof plus an applicable premium, as defined in the 8 1/8% notes, plus accrued and unpaid interest.

In June 2005, we issued $300 million aggregate principal amount of 6 ⅞% Senior Notes due July 2015 (the "6 ⅞% Senior Notes"). The 6 ⅞% Senior Notes were issued at a price of 99.096% of their face amount (before underwriting and other issuance costs). In July 2005, the Company issued an additional $50 million aggregate principal amount of the 6 ⅞% Senior Notes. The additional $50 million of 6 ⅞% Senior Notes was issued at a price of 99.976% of their face amount (before underwriting and other issuance costs) and accrue interest from June 8, 2005 (the date of the original issuance of the 6 ⅞% Senior Notes). Interest on the 6 ⅞% Senior Notes is payable semiannually. Beazer Homes may, at the Company's option, redeem the 6 ⅞% Senior Notes in whole or in part at any time after July 2008 under certain conditions at specified redemption prices.

In June 2004, we issued $180 million aggregate principal amount of 4 ⅝% Convertible Senior Notes due 2024 (the "Convertible Senior Notes"). In August 2004 we filed a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") covering resales of the Convertible Senior Notes and the common stock issuable upon conversion. The Convertible Senior Notes were issued at a price of 100% of their face amount (before underwriting and other issuance costs). Interest on the Convertible Senior Notes is payable semiannually beginning December 2004. The notes were convertible by holders into shares of our common stock at an initial conversion rate of 19.44 shares of common stock per $1,000 principal amount, under certain circumstances as defined in the agreement. During the fourth quarter of fiscal 2006, the cumulative dividends declared to date caused a change in the conversion rate per $1,000 principal amount to an adjusted conversion rate of 19.668 shares of common stock, representing a current conversion price of $50.84 per share. We may, at our option, redeem for cash the Convertible Senior Notes in whole or in part at any time on or after June 15, 2009 at certain specified redemption prices. Holders have the right to require us to purchase all or any portion of the Convertible Senior Notes for cash on June 15, 2011, June 15, 2014 and June 15, 2019 or if we undergo a fundamental change, as defined.

Excluding the 8 ⅜% Senior Notes issued in September 2002 which were used partially to fund the cash portion of the Crossmann acquisition and to repay Crossmann's outstanding net indebtedness, the Senior Notes were generally used to pay off borrowings under existing credit facilities, fund land acquisitions and for general corporate purposes. The indentures under which the Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 2006, under the most restrictive covenants of each indenture, approximately $244 million of our retained earnings was available for cash dividends and for share repurchases. Each indenture provides that, in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or in certain circumstances upon a sale of assets, we are required to offer to repurchase certain specified amounts of outstanding Senior Notes.

Junior Subordinated Notes - In June 2006, we completed a private placement of $103.1 million of unsecured junior subordinated notes which mature in July 2036 and are redeemable at par on or after July 30, 2011 and pay a fixed rate of 7.987% for the first ten years ending July 2016. Thereafter, the securities have a floating interest rate equal to three-month LIBOR plus 2.45% per annum, resetting quarterly. These notes were issued to our wholly-owned subsidiary, Beazer Capital Trust I, which simultaneously issued, in a private transaction, trust preferred securities and common securities with an aggregate value of $103.1 million to fund its purchase of these notes. The transaction is treated as debt in accordance with GAAP. The obligations relating to these notes and the related securities are subordinated to the Revolving Credit Facility and the Senior Notes.

Other Notes - We periodically acquire land through the issuance of notes payable. As of September 30, 2006 and 2005, we had outstanding notes payable of $89.3 million and $46.1 million, respectively, primarily related to land acquisitions and development. These notes payable expire at various times through 2010 and had fixed and variable rates ranging from 6.75% to 10.00% at September 30, 2006. These notes are secured by the real estate to which they relate.

As of September 30, 2006, future maturities of our borrowings are as follows *(in thousands)*:

Year Ending September 30,	
2007	$ 112,533
2008	52,421
2009	10,629
2010	8,562
2011	200,000
Thereafter	1,458,093
Total	$ 1,842,238

(8) Income Taxes

The provision for income taxes consists of *(in thousands)*:

	Year Ended September 30,		
	2006	2005	2004
Current:			
Federal	**$168,622**	$254,765	$153,228
State	**18,901**	31,682	22,427
Deferred	**36,930**	(49,637)	(24,891)
Total	**$224,453**	$236,810	$150,764

The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows *(in thousands)*:

	Year Ended September 30,		
	2006	2005	2004
Income tax computed at statutory rate	**$214,625**	$174,767	$135,298
State income taxes, net of federal benefit	**19,133**	15,904	16,226
Impairment of non-deductible goodwill	**-**	45,582	-
Section 199 tax benefit (1)	**(5,866)**	-	-
Other	**(3,439)**	557	(760)
Total	**$224,453**	$236,810	$150,764

(1) The American Jobs Creation Act of 2004 (the "AJCA") introduced a special tax deduction on qualified production activities. FASB Staff Position 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS 109, *Accounting for Income Taxes.* The provisions of AJCA were applicable to us beginning in fiscal 2006. The initial deduction will be 3% of qualified production activity income.

Deferred tax assets and liabilities are composed of the following *(in thousands)*:

	September 30,	
	2006	2005
Deferred tax assets:		
Warranty and other reserves	**$ 64,658**	$ 82,328
Incentive compensation	**11,548**	14,725
Property, equipment and other assets	**428**	2,227
State loss carryforwards	**2,682**	3,639
Other	**3,781**	3,570
Total deferred tax assets	**83,097**	106,489
Deferred tax liabilities:		
Inventory adjustments	**(20,188)**	(3,745)
Other	**(3,067)**	(1,415)
Total deferred tax liabilities	**(23,255)**	(5,160)
Net deferred tax assets	**$ 59,842**	$ 101,329

At September 30, 2006, we had U.S. state net operating loss carryforwards ("NOL") of approximately $49 million that will expire between 2009 and 2024. We expect to fully utilize these NOLs. We believe that based upon our history of profitable operations and expectation of future profitability, it is more likely than not that our net deferred tax assets will be realized.

(9) Leases

We are obligated under various noncancelable operating leases for office facilities, model homes and equipment. Rental expense under these agreements amounted to approximately $26.8 million, $17.1 million and $14.1 million for the years ended September 30, 2006, 2005 and 2004, respectively. As of September 30, 2006, future minimum lease payments under noncancelable operating lease agreements are as follows *(in thousands)*:

Year Ending September 30,		
2007	$	25,692
2008		18,977
2009		14,042
2010		9,722
2011		7,608
Thereafter		9,038
Total	$	85,079

(10) Stockholders' Equity

Preferred Stock. We currently have no shares of preferred stock outstanding.

Common Stock Repurchase Plan. On November 18, 2005, as part of an acceleration of our comprehensive plan to enhance stockholder value, our Board of Directors authorized an increase of our stock repurchase plan to ten million shares of our common stock. Shares may be purchased for cash in the open market, on the NYSE or in privately negotiated transactions. During fiscal 2006, we repurchased 3,648,300 shares for an aggregate purchase price of $205.4 million, or approximately $56 per share. During fiscal 2005, we did not repurchase any shares in the open market. During fiscal 2004, we repurchased 539,400 shares for an aggregate purchase price of $17.5 million or approximately $33 per share pursuant to the plan. At September 30, 2006, we are authorized to purchase approximately 5.4 million additional shares pursuant to the plan.

During fiscal 2006 and 2005, 47,544 and 142,459 shares, respectively, were surrendered to us by employees in payment of minimum tax obligations upon the vesting of restricted stock and restricted stock units under our stock incentive plans. We valued the stock at the market price on the date of surrender, for an aggregate value of $2.6 million, or approximately $55 per share, in fiscal 2006, and $8.1 million, or approximately $57 per share, in fiscal 2005.

Shareholder Rights Plan. In June 1996, our Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"), of Beazer Homes. The Rights expired in June 2006. No Rights issued under this plan were redeemed or exercised prior to expiration.

Dividends. For fiscal 2006 and fiscal 2005, we paid quarterly cash dividends aggregating approximately $16.1 million ($0.40 per common share) and approximately $13.9 million ($0.33 per common share). For fiscal 2004, adjusted for the stock split, we paid quarterly cash dividends aggregating $0.13 per common share, or a total of approximately $5.5 million.

(11) Earnings Per Share

Basic and diluted earnings per share are calculated as follows (*in thousands, except per share amounts*):

	Year Ended September 30,		
	2006	2005	2004
Basic:			
Net income	**$ 388,761**	$ 262,524	$ 235,811
Weighted average number of common shares outstanding	**39,812**	40,468	39,879
Basic earnings per share	**$ 9.76**	$ 6.49	$ 5.91
Diluted:			
Net income	**$ 388,761**	$ 262,524	$ 235,811
Interest on convertible debt – net of taxes	**5,367**	5,325	1,616
Net income applicable to common stockholders	**$ 394,128**	$ 267,849	$ 237,427
Weighted average number of common shares outstanding	**39,812**	40,468	39,879
Effect of dilutive securities:			
Shares issuable upon conversion of convertible debt	**3,503**	3,499	1,083
Options to acquire common stock	**504**	621	729
Contingent shares (performance based stock)	**35**	-	-
Nonvested restricted stock	**491**	1,046	794
Diluted weighted average number of common shares outstanding	**44,345**	45,634	42,485
Diluted earnings per share	**$ 8.89**	$ 5.87	$ 5.59

Options to purchase 672,544 shares of common stock were not included in the computation of diluted earnings per share for the year ended September 30, 2006, because the options' exercise price was greater than the average market price of the common shares during that year. There were no options that were excluded from the computation of diluted earnings per share for the fiscal years ended September 30, 2005 and 2004.

(12) Retirement Plan and Incentive Awards

401(k) Retirement Plan. We sponsor a 401(k) plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing one calendar month of service with us. Participants may defer and contribute to the Plan from 1% to 80% of their salary with certain limitations on highly compensated individuals. We match 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while our contributions vest over five years. Our total contributions for the years ended September 30, 2006, 2005 and 2004 were approximately $4.5 million, $3.3 million and $2.8 million, respectively.

Deferred Compensation Plan. During fiscal 2002, we adopted the Beazer Homes USA, Inc. Deferred Compensation Plan (the "DCP Plan"). The DCP Plan is a non-qualified deferred compensation plan for a select group of executives and highly compensated employees. The DCP Plan allows the executives to defer current compensation on a pre-tax basis to a future year, up until termination of employment. The objectives of the DCP Plan are to assist executives with financial planning and capital accumulation and to provide the Company with a method of attracting, rewarding, and retaining highly compensated executives. Participation in the DCP Plan is voluntary. Beazer Homes may voluntarily make a contribution to the participants' DCP accounts. For the years ended September 30, 2006, 2005 and 2004, Beazer Homes contributed approximately $8.8 million, $4.4 million and $2.8 million, respectively, to the DCP Plan.

Stock Incentive Plans. During fiscal 2000, we adopted the 1999 Stock Incentive Plan (the "1999 Plan") because the shares reserved under the 1994 Stock Incentive Plan (the "1994 Plan") had been substantially depleted. We also maintained a Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") that expired September 30, 2005. At September 30, 2006, we had reserved 11,925,000 shares of common stock for issuance under our various stock incentive plans, of which approximately 1.1 million shares are available for future grants.

Stock Option Awards. We have issued various stock option awards to officers and key employees under both the 1999 Plan and the 1994 Plan and to non-employee directors pursuant to the Non-Employee Director Plan. Stock options are generally exercisable at the fair market value of the common stock on the grant date, vest three years after the date of grant and may be exercised thereafter until their expiration, subject to forfeiture upon termination of employment as provided in the applicable plan. Under certain conditions of retirement, eligible participants may receive a partial vesting of stock options. Stock options granted prior to fiscal 2004, generally expire on the tenth anniversary from the date such options were granted. Beginning in fiscal 2004, newly granted stock options expire on the seventh anniversary from the date such options were granted.

Information regarding activity under our stock option plans is summarized as follows:

Year Ended September 30,	**2006**		2005		2004	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	**1,654,751**	**$ 23.91**	1,821,804	$ 19.59	2,378,145	$ 13.83
Granted	**945,500**	**67.03**	289,250	38.54	310,164	32.91
Exercised	**(415,938)**	**17.55**	(412,125)	14.26	(778,401)	6.89
Forfeited	**(48,741)**	**42.06**	(44,178)	32.05	(88,104)	23.07
Options outstanding at end of year	**2,135,572**	**43.82**	1,654,751	23.91	1,821,804	19.59
Options exercisable at end of year	**681,753**	**$ 18.19**	577,050	$ 15.45	598,860	$ 7.25

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Contractual Remaining Life (Years)	Weighted Average Exercise Price
$6 - $9	225,093	3.86	$ 7.89	225,093	3.86	$ 7.89
$18 - $21	263,406	6.16	20.60	263,406	6.16	20.60
$24 - $29	193,254	5.54	26.90	193,254	5.54	26.90
$30 - $39	515,118	4.71	35.37	-	-	-
$65 - $66	214,928	6.12	62.10	-	-	-
$68 - $69	723,773	6.35	68.56	-	-	-
$6 - $69	2,135,572	5.57	$ 43.82	681,753	5.22	$ 18.19

The weighted average fair value of each option granted during the years ended September 30, 2006, 2005, and 2004 was $29.17, $15.80 and $13.60, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected life of options granted is computed using the mid-point between the vesting period and contractual life of the options and was a weighted average of 5.4 years for fiscal 2006 grants and 5.0 years for both fiscal 2005 and fiscal 2004 grants. Expected volatilities are based on the historical volatility of the Company's stock and other factors and averaged 42.69%, 44.01%, and 44.14% in fiscal 2006, 2005, and 2004, respectively. Expected discrete dividends of $0.10 per quarter are assumed in lieu of a continuously compounding dividend yield. The weighted average risk-free interest rate assumed was 4.51%, 3.39%, and 3.13%, respectively, for fiscal 2006, 2005, and 2004.

At September 30, 2006, the aggregate intrinsic value of options outstanding and options exercisable was $16.1 million and $14.2 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The intrinsic value for options exercised in the fiscal years ended September 30, 2006, 2005 and 2004 was $19.8 million, $14.6 million, and $20.9 million, respectively.

Nonvested Stock Awards. We have made various non-vested stock awards to officers and key employees under both the 1999 Plan and the 1994 Plan. All restricted stock is awarded in the name of the participant, who has all the rights of other common stockholders with respect to such stock, subject to restrictions and forfeiture provisions. Accordingly, such non-vested stock awards are considered outstanding shares. Restricted stock awards generally vest from three to seven years after the date of grant. Certain restricted stock awards provide for accelerated vesting if certain performance goals are achieved.

In February, 2006, we issued 144,755 shares of restricted stock to our executive officers with vesting contingent upon the achievement of performance criteria based on Beazer Homes' total shareholder return, as defined by the award agreements, as compared to the total shareholder return of a defined peer group. The grant of this performance based, nonvested stock was valued using the Monte Carlo valuation method and had a weighted average fair value of $67.27. One-third of the shares will be eligible to vest as of each of December 31, 2008, 2009 and 2010. Depending on the level of performance achieved based on the established criteria, between 0% and 150% of the eligible shares will vest as of each applicable date.

We also have two incentive compensation plans (called the Value Created Incentive Plan and the Executive Value Created Incentive Plan), modeled under the concepts of economic profit or economic value added. Participants may defer a portion of their earned annual incentive compensation under the applicable plan pursuant to the terms of the Corporate Management Stock Purchase Program (the "CMSPP"). The deferred amounts are represented by restricted stock units, each of which represents the right to receive one share of Beazer Homes' common stock upon vesting. Such shares are issued after a three-year vesting period, subject to an election for further deferral by the participant. The number of restricted stock units granted is based on a discount to the market value of our common stock at the time the bonus is earned. Should the participant's employment terminate during the vesting period, the deferred incentive compensation is settled in cash or cash and stock, depending on the cause of termination as set forth in the CMSPP or applicable deferred compensation plan.

Activity relating to the nonvested stock awards for the fiscal year ended September 30, 2006 is as follows:

	Shares	Weighted Average Fair Value
Beginning of year	**739,137**	**$ 36.79**
Granted	**409,759**	**66.19**
Vested	**(161,851)**	**27.36**
Forfeited	**(12,588)**	**40.91**
End of year	**974,457**	**$ 50.66**

Compensation expense recognized for the nonvested stock awards totaled $8,669,000, $7,934,000 and $5,581,000 for the years ended September 30, 2006, 2005 and 2004, respectively. The weighted average grant-date fair value of nonvested stock awards granted during the years ended September 30, 2005 and 2004 was $48.35 and $34.11, respectively.

Our former Chief Financial Officer resigned effective September 30, 2003. Effective October 1, 2003, Beazer Homes and our former CFO entered into a consulting and non-compete agreement pursuant to which our former CFO retained and continued to vest in various stock awards during the two-year life of the agreement which would have otherwise been forfeited upon termination and represented up to 139,227 shares of the Company's common stock. The agreement expired September 30, 2005 at which time all remaining shares were forfeited. Compensation expense recognized for such awards totaled $4,011,000 and $1,800,000 for the years ended September 30, 2005 and 2004, respectively.

(13) Contingencies

Beazer Homes and certain of its subsidiaries have been and continue to be named as defendants in various construction defect claims, complaints and other legal actions that include claims related to moisture intrusion and mold. We have experienced a significant number of such claims in our Midwest region and particularly with respect to homes built by Trinity Homes LLC ("Trinity"), a subsidiary which was acquired in the Crossmann acquisition in 2002.

As of September 30, 2006, there were nine pending lawsuits related to such complaints received by Trinity. All nine suits are by individual homeowners, and the cost to resolve these matters is not expected to be material, either individually or in the aggregate. Additionally, a class action suit was filed in the State of Indiana in August 2003 against Trinity Homes LLC. The parties in the class action reached a settlement agreement which was approved by the Court on October 20, 2004.

The settlement class includes, with certain exclusions, the current owners of all Trinity homes that have brick veneer, where the closing of Trinity's initial sale of the home took place between June 1, 1998 and October 31, 2002. The settlement agreement establishes an agreed protocol and process for assessment and remediation of any external water intrusion issues at the homes which includes, among other things, that the homes will be repaired at Trinity's expense. The settlement agreement also provides for payment of plaintiffs' attorneys' fees and for Trinity to pay an agreed amount for engineering inspection costs for each home for which a claim is filed under the settlement.

Under the settlement, subject to Trinity's timely performance of the specified assessments and remediation activities for homeowners who file claims, each homeowner releases Trinity, Beazer Homes Investments, LLC and other affiliated companies, including Beazer Homes, from the claims asserted in the class action lawsuit, claims arising out of external water intrusion, claims of improper brick installation, including property damage claims, loss or diminution of property value claims, and most personal injury claims, among others. No appeals of the Court's Order approving the settlement were received by the Court within the timeframe established by the Court. We sent out the claims notices on December 17, 2004, and the Class Members had until February 15, 2005 to file claims. A total of 1,311 valid claims were filed (of the 2,161 total Class Members), of which 613 complaints had been received prior to our receipt of the claim notices. Class Members who did not file a claim by February 15, 2005 are no longer able to file a class action claim under the settlement or pursue an individual claim against Trinity. As of September 30, 2006, we had completed remediation of 999 homes related to 1,782 total Trinity claims.

Beazer Homes' warranty reserves at September 30, 2006 and September 30, 2005 include accruals for our estimated costs to assess and remediate all homes for which Trinity had received complaints related to moisture intrusion and mold, including a provision for legal fees. Warranty reserves at September 30, 2006 and 2005 also include accruals for class action claims received, pursuant to the settlement discussed above, from Class Members who had not previously contacted Trinity with complaints.

The cost to assess and remediate a home depends on the extent of moisture damage, if any, that the home has incurred. Homes for which we receive complaints are classified into one of three categories: 1) homes with no moisture damage, 2) homes with isolated moisture damage or 3) homes with extensive moisture damage.

As of September 30, 2006 and 2005, we accrued for our estimated cost to remediate homes that we had assessed and assigned to one of the above categories. For purposes of our accrual, we have historically assigned homes not yet assessed to categories based on our expectations about the extent of damage and trends observed from the results of assessments performed to date. In addition, beginning in the quarter ended March 31, 2005, we refined our cost estimation process to consider the subdivision of the claimant along with the categorization discussed above. Once a home is categorized, detailed budgets are used as basis to prepare our estimated costs to remediate such home.

During fiscal 2004, we initiated a program under which we offered to repurchase a limited number of homes from specific homeowners. The program was concluded during the first quarter of fiscal 2005. We have repurchased a total of 54 homes under the program. During the fiscal years ended September 30, 2006 and 2005, we sold 16 and six of the repurchased homes, respectively. The remaining 32 homes were acquired for an aggregate purchase price of $13.2 million. The accrual at September 30, 2006 includes the estimated costs to sell homes that we have repurchased, and our estimated losses on the sale of those homes, if any.

The following accruals represent our best estimates of the costs to resolve all asserted complaints associated with Trinity moisture intrusion and mold related issues. We regularly review our estimates of these costs. Since the commencement of the remediation program, our remediation cost per home has continued to decrease as homes requiring more extensive repairs were addressed first and our internal processes and procedures, including enhanced contractor bid negotiations and inspections, improved as experienced gained in addressing these issues has yielded meaningful benefits on a per home basis. During fiscal 2006, we reassessed our estimate of these costs and the related accruals and recorded a $21.7 million reduction based on historical experience in resolving claims to date, the number of homes remediated and current estimates to resolve remaining claims. Changes in the accrual for Trinity moisture intrusion and related mold issues during the fiscal year were as follows *(in thousands)*:

	Fiscal Year Ended September 30,		
	2006	2005	2004
Balance at beginning of year	**$ 80,708**	$ 42,173	$ 9,200
(Reductions) provisions	**(21,700)**	55,000	43,858
Payments	**(11,304)**	(16,465)	(10,885)
Balance at end of year	**$ 47,704**	$ 80,708	$ 42,173

Actual costs to assess and remediate homes in each category and subdivision, the extent of damage to homes not yet assessed, estimates of costs to sell repurchased homes, and losses on such sales could differ from our estimates. As a result, the costs to resolve existing complaints could differ from our recorded accruals and have a material adverse effect on the Company's earnings in the periods in which the matters are resolved. Additionally, it is possible that we will incur additional losses related to these matters, including additional losses related to homes for which we have not yet received complaints.

Warranty Reserves. We currently provide a limited warranty (ranging from one to two years) covering workmanship and materials per our defined performance quality standards. In addition, we provide a limited warranty (generally ranging from a minimum of five years up to the period covered by the applicable statute of repose) covering only certain defined construction defects. We also provide a defined structural element warranty with single-family homes and townhomes in certain states.

Since Beazer Homes subcontracts its homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of the subcontractors.

As noted above, our warranty reserves at September 30, 2006 and 2005 include accruals for Trinity moisture intrusion and related mold issues. Warranty reserves are included in other liabilities in the consolidated financial statements. We record reserves covering anticipated warranty expense for each home closed. Management reviews the adequacy of warranty reserves each reporting period based on historical experience and management's estimate of the costs to remediate the claims and adjusts these provisions accordingly. While we believe that our warranty reserves are adequate, historical data and trends may not accurately predict actual warranty costs, or future developments could lead to a significant change in the reserve.

Changes in our warranty reserves, which include amounts related to the Trinity moisture intrusion and mold issues discussed above, during the fiscal year are as follows *(in thousands)*:

	Fiscal Year Ended September 30,		
	2006	2005	2004
Balance at beginning of year	**$ 138,033**	$ 86,163	$ 40,473
Provisions (1)	**17,395**	98,307	80,291
Payments	**(54,395)**	(46,437)	(34,601)
Balance at end of year	**$ 101,033**	$ 138,033	$ 86,163

(1) Provisions to our warranty reserve include a reduction of $21.7 million in fiscal 2006 and provisions of $55.0 million in fiscal 2005 and $43.9 million in fiscal 2004 for costs related to the aforementioned Trinity moisture intrusion and mold related issues.

Other Contingencies. We and certain of our subsidiaries have been named as defendants in various claims, complaints and other legal actions, most relating to moisture intrusion and related mold claims, construction defects and product liability. Certain of the liabilities resulting from these actions are covered in whole or part by insurance. With respect to certain general liability exposures, including construction defect, moisture intrusion and related mold claims and product liability, interpretation of underlying current and future trends, assessment of claims and the related liability and the reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. In particular, for construction defect liability there is some degree of uncertainty relating to the recoverability of insurance proceeds, when losses occur, the size of each loss, expectations for future interpretive rulings concerning contract provisions, possible recovery against other responsible parties, and the extent to which the assertion of these claims will expand geographically. In our opinion, based on our current assessment, the ultimate resolution of these matters will not have a material adverse effect on our financial condition, results of operations, or cash flows.

We had outstanding letters of credit and performance bonds of approximately $93.3 million and $616.9 million, respectively, at September 30, 2006 related principally to our obligations to local governments to construct roads and other improvements in various developments in addition to the letters of credit of approximately $62.7 million relating to our land option contracts discussed in Note 3.

(14) Segment Information

As defined in SFAS 131, *Disclosures About Segments of an Enterprise and Related Information*, we have 31 homebuilding operating segments operating in 21 states and one financial services segment. Revenues in our homebuilding segments are derived from the sale of homes which we construct and from land and lot sales. Revenues in our financial services segment are derived primarily from mortgage originations and title services provided predominantly to customers of our homebuilding operations. We have aggregated our homebuilding segments into the reportable segments, described below, for our homebuilding operations and one reportable segment for our financial services operations. The segments reported have been determined to have similar economic characteristics including similar historical and expected future operating performance, employment trends, land acquisition and land constraints, and municipality behavior and meet the other aggregation criteria in SFAS 131. The reportable homebuilding segments, and all other homebuilding operations not required to be reported separately, include operations conducting business in the following states:

West: Arizona, California, Nevada and New Mexico
Mid-Atlantic: Delaware, Maryland, New Jersey, New York, Pennsylvania, Virginia and West Virginia
Florida
Southeast: Georgia, North Carolina, South Carolina and Nashville, Tennessee
Other Homebuilding: Colorado, Indiana, Kentucky, Ohio, Texas and Memphis, Tennessee

Management's evaluation of segment performance is based on segment operating income, which for our homebuilding segments is defined as homebuilding and land sale revenues less home construction, land development and land sales expense and certain selling, general and administrative expenses which are incurred by or allocated to our homebuilding segments. Segment operating income for our Financial Services segment is defined as revenues less costs associated with our mortgage operations and certain selling, general and administrative expenses incurred by or allocated to the Financial Services segment. The accounting policies of our segments are those described in the notes to the consolidated financial statements in Note 1 herein. The following information is in thousands:

	Year Ended September 30,		
	2006	2005	2004
Revenue			
West	**$ 1,874,118**	$ 1,946,822	$ 1,553,870
Mid-Atlantic	**965,874**	848,083	559,746
Florida	**694,803**	598,950	390,380
Southeast	**900,663**	761,030	646,235
Other homebuilding	**980,347**	802,435	718,613
Financial Services	**65,808**	54,310	51,140
Intercompany elimination	**(19,610)**	(16,277)	(12,875)
Consolidated total	**$ 5,462,003**	$ 4,995,353	$ 3,907,109
Operating income (loss)			
West	**$ 280,731**	$ 421,968	$ 280,898
Mid-Atlantic	**213,279**	206,627	111,763
Florida	**143,380**	97,263	51,105
Southeast	**86,451**	49,098	45,952
Other homebuilding	**(4,301)**	5,902	29,425
Financial Services	**17,226**	15,627	19,299
Segment operating income	**736,766**	796,485	538,442
Corporate and unallocated (a)	**(125,091)**	(309,567)	(160,507)
Total operating income	**611,675**	486,918	377,935
Equity in (loss) earnings of unconsolidated joint ventures	**(772)**	5,021	1,561
Other income, net	**2,311**	7,395	7,079
Income before income taxes	**$ 613,214**	$ 499,334	$ 386,575

	September 30,	
Assets (c)	**2006**	2005
West	**$ 1,392,660**	$ 992,959
Mid-Atlantic	**562,332**	520,787
Florida	**418,915**	308,102
Southeast	**433,922**	376,417
Other homebuilding	**632,437**	626,032
Financial Services	**205,684**	92,730
Corporate and unallocated (b)	**913,481**	853,489
Consolidated total	**$ 4,559,431**	$ 3,770,516

(a) Corporate and unallocated includes the amortization of capitalized interest and numerous shared services functions that benefit all segments, the costs of which are not allocated to the operating segments reported above including information technology, national sourcing and purchasing, treasury, corporate finance, legal, branding and other national marketing costs. Fiscal 2006 includes a reduction of $21.7 million in the accrual and costs related to construction defect claims for water intrusion in Indiana (See Note 13). Fiscal 2005 and 2004 include $55.0 million and $43.9 million, respectively, of warranty expenses associated with construction defect claims for water intrusion in Indiana. Fiscal 2005 also includes a $130.2 million non-cash, non-tax deductible goodwill impairment charge to write-off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio and Kentucky in our Other homebuilding segment ($116.6 million) and Charlotte, North Carolina in our Southeast segment ($13.6 million).

(b) Primarily consists of cash and cash equivalents, consolidated inventory not owned, deferred taxes, and capitalized interest and other corporate items that are not allocated to the segments.

(c) Segment assets as of both September 30, 2006 and 2005 include goodwill assigned from prior acquisitions as follows: $55.5 million in the West, $23.3 million in the Mid-Atlantic, $13.7 million in Florida, $17.6 million in the Southeast and $11.2 million in Other homebuilding. There was no change in goodwill from September 30, 2005 to September 30, 2006.

(15) Supplemental Guarantor Information

As discussed in Note 7, our obligations to pay principal, premium, if any, and interest under certain debt are guaranteed on a joint and several basis by substantially all of our subsidiaries. Certain of our title and warranty subsidiaries and Beazer Mortgage do not guarantee our Senior Notes or our Revolving Credit Facility. The guarantees are full and unconditional and the guarantor subsidiaries are 100% owned by Beazer Homes USA, Inc. We have determined that separate, full financial statements of the guarantors would not be material to investors and, accordingly, supplemental financial information for the guarantors is presented.

Beazer Homes USA, Inc.
Consolidating Balance Sheet
September 30, 2006
(in thousands)

ASSETS	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Cash and cash equivalents	$ 254,915	$ (105,158)	$ 5,664	$ 7,149	$ -	$ 162,570
Restricted cash	-	4,873	5,000	-	-	9,873
Accounts receivable	-	328,740	4,329	502	-	333,571
Owned inventory	-	3,048,891	-	-	-	3,048,891
Consolidated inventory not owned	-	471,441	-	-	-	471,441
Residential mortgage loans available-for-sale	-	-	92,157	-	-	92,157
Investment in and advances to unconsolidated joint ventures	3,093	119,706	-	-	-	122,799
Deferred tax assets	59,345	-	497	-	-	59,842
Property, plant and equipment, net	-	28,454	954	57	-	29,465
Goodwill	-	121,368	-	-	-	121,368
Investments in subsidiaries	1,829,969	-	-	-	(1,829,969)	-
Intercompany	1,250,702	(1,328,310)	52,397	25,211	-	-
Other assets	22,751	74,751	2,419	7,533	-	107,454
Total Assets	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431
LIABILITIES AND STOCKHOLDERS' EQUITY						
Trade accounts payable	$ -	$ 140,902	$ 132	$ 97	$ -	$ 141,131
Other liabilities	66,296	456,706	9,166	14,846	-	547,014
Intercompany	(1,959)	-	-	1,959	-	-
Obligations related to consolidated inventory not owned	-	330,703	-	-	-	330,703
Senior notes (net of discounts of $3,578)	1,551,422	-	-	-	-	1,551,422
Junior subordinated notes	103,093	-	-	-	-	103,093
Warehouse line	-	-	94,881	-	-	94,881
Other notes payable	-	89,264	-	-	-	89,264
Total Liabilities	1,718,852	1,017,575	104,179	16,902	-	2,857,508
Stockholders' Equity	1,701,923	1,747,181	59,238	23,550	(1,829,969)	1,701,923
Total Liabilities and Stockholders' Equity	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431

Beazer Homes USA, Inc.
Consolidating Balance Sheet
September 30, 2005
(in thousands)

ASSETS	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Cash and cash equivalents	$ 386,423	$ (90,238)	$ 230	$ 683	$ -	$ 297,098
Accounts receivable	-	157,523	2,775	1,582	-	161,880
Owned inventory	-	2,663,792	-	-	7,290	2,671,082
Consolidated inventory not owned	-	230,083	-	-	-	230,083
Investment in and advances to unconsolidated joint ventures	-	78,571	-	-	-	78,571
Deferred tax assets	101,329	-	-	-	-	101,329
Property, plant and equipment, net	-	27,550	817	-	-	28,367
Goodwill	-	121,368	-	-	-	121,368
Investments in subsidiaries	1,639,405	-	-	-	(1,639,405)	-
Intercompany	745,018	(820,519)	53,074	22,427	-	-
Other assets	20,123	49,473	293	10,849	-	80,738
Total Assets	$ 2,892,298	$ 2,417,603	$ 57,189	$ 35,541	$ (1,632,115)	$ 3,770,516
LIABILITIES AND STOCKHOLDERS' EQUITY						
Trade accounts payable	$ -	$ 141,312	$ 242	$ 69	$ -	$ 141,623
Other liabilities	115,023	503,352	2,162	12,827	2,742	636,106
Intercompany	(3,295)	-	-	3,295	-	-
Obligations related to consolidated inventory not owned	-	166,163	-	-	-	166,163
Senior notes (net of discounts of $4,118)	1,275,882	-	-	-	-	1,275,882
Other notes payable	-	46,054	-	-	-	46,054
Total Liabilities	1,387,610	856,881	2,404	16,191	2,742	2,265,828
Stockholders' Equity	1,504,688	1,560,722	54,785	19,350	(1,634,857)	1,504,688
Total Liabilities and Stockholders' Equity	$ 2,892,298	$ 2,417,603	$ 57,189	$ 35,541	$ (1,632,115)	$ 3,770,516

Beazer Homes USA, Inc.
Consolidating Statements of Income
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
For the fiscal year ended September 30, 2006						
Total revenue	$ -	$ 5,418,189	$ 54,344	$ 9,080	$ (19,610)	$ 5,462,003
Home construction and land sales expenses	96,242	4,124,686	-	-	(19,610)	4,201,318
Gross profit	(96,242)	1,293,503	54,344	9,080	-	1,260,685
Selling, general and administrative expenses	-	602,578	44,093	2,339	-	649,010
Operating income	(96,242)	690,925	10,251	6,741	-	611,675
Equity in loss of unconsolidated joint ventures	-	(772)	-	-	-	(772)
Royalty and management fee expenses	-	3,098	(3,098)	-	-	-
Other income, net	-	2,311	-	-	-	2,311
Income before income taxes	(96,242)	695,562	7,153	6,741	-	613,214
Provision for income taxes	(36,332)	255,544	2,700	2,541	-	224,453
Equity in income of subsidiaries	448,671	-	-	-	(448,671)	-
Net income	$ 388,761	$ 440,018	$ 4,453	$ 4,200	$ (448,671)	$ 388,761
For the fiscal year ended September 30, 2005						
Total revenue	$ -	$ 4,949,699	$ 54,310	$ 7,621	$ (16,277)	$ 4,995,353
Home construction and land sales expenses	89,678	3,749,899	-	-	(16,277)	3,823,300
Gross profit	(89,678)	1,199,800	54,310	7,621	-	1,172,053
Selling, general and administrative expenses	-	521,639	38,683	1,868	(7,290)	554,900
Goodwill impairment	-	130,235	-	-	-	130,235
Operating income	(89,678)	547,926	15,627	5,753	7,290	486,918
Income before income taxes	-	5,021	-	-	-	5,021
Other income, net	-	7,395	-	-	-	7,395
Income before income taxes	(89,678)	560,342	15,627	5,753	7,290	499,334
Provision for income taxes	(33,732)	259,758	5,878	2,164	2,742	236,810
Equity in income of subsidiaries	318,470	-	-	-	(318,470)	-
Net income	$ 262,524	$ 300,584	$ 9,749	$ 3,589	$ (313,922)	$ 262,524
For the fiscal year ended September 30, 2004						
Total revenue	$ -	$ 3,899,971	$ -	$ 7,138	$ -	$ 3,907,109
Home construction and land sales expenses	76,035	3,023,697	-	-	-	3,099,732
Gross profit	(76,035)	876,274	-	7,138	-	807,377
Selling, general and administrative expenses	-	436,726		2,552	(9,836)	429,442
Operating income	(76,035)	439,548	-	4,586	9,836	377,935
Equity in income of unconsolidated joint ventures	-	1,561	-	-	-	1,561
Other income, net	-	7,079	-	-	-	7,079
Income before income taxes	(76,035)	448,188	-	4,586	9,836	386,575
Provision for income taxes	(29,654)	174,794	-	1,788	3,836	150,764
Equity in income of subsidiaries	282,192	-	-	-	(282,192)	-
Net income	$ 235,811	$ 273,394		$ 2,798	$ (276,192)	$ 235,811

Beazer Homes USA, Inc.
Consolidating Statements of Cash Flows
(in thousands)

For the fiscal year ended September 30, 2006	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.(a)	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	*Consolidated* Beazer Homes USA, Inc.
Net cash (used)/provided by operating activities	$ (62,959)	$ (168,562)	$ (83,562)	$ 10,620	$ -	$ (304,463)
Cash flows from investing activities:						
Capital expenditures	-	(10,880)	(630)	(32)	-	(11,542)
Investments in unconsolidated joint ventures	(3,093)	(46,365)	-	-	-	(49,458)
Changes in restricted cash	-	(4,873)	(5,000)	-	-	(9,873)
Distributions from and proceeds from sale of unconsolidated joint ventures	-	4,655	-	-	-	4,655
Net cash used in investing activities	(3,093)	(57,463)	(5,630)	(32)	-	(66,218)
Cash flows from financing activities:						
Borrowings under credit facilities	1,634,100	-	303,428	-	-	1,937,528
Repayment of credit facilities	(1,634,100)	-	(208,547)	-	-	(1,842,647)
Borrowings under senior and junior notes payable	378,093	-	-	-	-	378,093
Repayment of other notes payable	-	(20,934)	-	-	-	(20,934)
Advances (to) from subsidiaries	(228,594)	232,039	677	(4,122)	-	-
Debt issuance costs	(6,274)	-	(932)	-	-	(7,206)
Proceeds from stock option exercises	7,298	-	-	-	-	7,298
Common stock redeemed	(2,624)	-	-	-	-	(2,624)
Treasury stock purchases	(205,416)	-	-	-	-	(205,416)
Tax benefit from stock transactions	8,205	-	-	-	-	8,205
Dividends paid	(16,144)	-	-	-	-	(16,144)
Net cash provided/(used) by financing activities	(65,456)	211,105	94,626	(4,122)	-	236,153
(Decrease)/increase in cash and cash equivalents	(131,508)	(14,920)	5,434	6,466	-	(134,528)
Cash and cash equivalents at beginning of year	386,423	(90,238)	230	683	-	297,098
Cash and cash equivalents at end of year	$ 254,915	$ (105,158)	$ 5,664	$ 7,149	$ -	$ 162,570

For the fiscal year ended September 30, 2005	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.(a)	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	*Consolidated* Beazer Homes USA, Inc.
Net cash (used)/provided by operating activities	$ (124,650)	$ 29,390	$ 6,783	$ 4,214	$ -	$ (84,263)
Cash flows from investing activities:						
Capital expenditures	-	(13,089)	(359)	-	-	(13,448)
Investments in unconsolidated joint ventures	-	(40,619)	-	-	-	(40,619)
Distributions from and proceeds from sale of unconsolidated joint ventures	-	5,597	-	-	-	5,597
Net cash used in investing activities	-	(48,111)	(359)	-	-	(48,470)
Cash flows from financing activities:						
Repayment of term loan	(200,000)	-	-	-	-	(200,000)
Borrowings under credit facility	439,700	-	-	-	-	439,700
Repayment of credit facility	(439,700)	-	-	-	-	(439,700)
Borrowings under senior and junior notes payable	346,786	-	-	-	-	346,786
Repayment of other notes payable	-	(16,776)	-	-	-	(16,776)
Advances (to) from subsidiaries	(6,764)	17,521	(6,887)	(3,870)	-	-
Debt issuance costs	(4,958)	-	-	-	-	(4,958)
Proceeds from stock option exercises	5,875	-	-	-	-	5,875
Common stock redeemed	(8,092)	-	-	-	-	(8,092)
Dividends paid	(13,884)	-	-	-	-	(13,884)
Net cash provided/(used) by financing activities	118,963	745	(6,887)	(3,870)	-	108,951
(Decrease)/increase in cash and cash equivalents	(5,687)	(17,976)	(463)	344	-	(23,782)
Cash and cash equivalents at beginning of year	392,110	(72,262)	693	339	-	320,880
Cash and cash equivalents at end of year	$ 386,423	$ (90,238)	$ 230	$ 683	$ -	$ 297,098

Beazer Homes USA, Inc.
Consolidating Statement of Cash Flows
(in thousands)

For the fiscal year ended September 30, 2004	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Net cash provided/(used) by operating activities	$ 12,169	$ (88,774)	$ 2,886	$ -	$ (73,719)
Cash flows from investing activities:					
Capital expenditures	-	(10,271)	-	-	(10,271)
Investments in unconsolidated joint ventures	-	(25,844)	-	-	(25,844)
Distributions from and proceeds from sale of unconsolidated joint ventures	-	5,639	-	-	5,639
Net cash used in investing activities	-	(30,476)	-	-	(30,476)
Cash flows from financing activities:					
Proceeds of term loan	200,000	-	-	-	200,000
Repayment of term loan	(200,000)	-	-	-	(200,000)
Borrowings under senior and junior notes payable	380,000	-	-	-	380,000
Advances (to) from subsidiaries	(82,516)	87,760	(5,244)	-	-
Debt issuance costs	(10,654)	-	-	-	(10,654)
Proceeds from stock option exercises	5,362	-	-	-	5,362
Treasury stock purchases	(17,546)	-	-	-	(17,546)
Dividends paid	(5,459)	-	-	-	(5,459)
Net cash provided/(used) by financing activities	269,187	87,760	(5,244)	-	351,703
Increase (decrease) in cash and cash equivalents	281,356	(31,490)	(2,358)	-	247,508
Cash and cash equivalents at beginning of year	110,754	(40,079)	2,697	-	73,372
Cash and cash equivalents at end of year	$ 392,110	$ (71,569)	$ 339	$ -	$ 320,880

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Beazer Homes USA, Inc.

We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. and subsidiaries (the "Company") as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beazer Homes USA, Inc. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share Based Payment*, effective October 1, 2005, based on the modified prospective application transition method.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 8, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
December 8, 2006

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Beazer Homes USA, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by Beazer Homes USA, Inc.'s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of September 30, 2006 based on the control criteria established in a report entitled *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that the Company's internal control over financial reporting is effective as of September 30, 2006.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of Beazer Homes USA, Inc.'s consolidated financial statements, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which report follows herein.

/s/ Ian J. McCarthy

Ian J. McCarthy
President and Chief Executive Officer
December 8, 2006

/s/ James O'Leary

James O'Leary
Executive Vice President and Chief Financial Officer
December 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Beazer Homes USA, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Beazer Homes USA, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2006 of the Company and our report dated December 8, 2006 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share Based Payment.*.

/s/ Deloitte & Touche
Atlanta, Georgia
December 8, 2006

Quarterly Financial Data

Summarized quarterly financial information *(unaudited)*:

(in thousands, except per share data)	Quarter Ended December 31	March 31		June 30	September 30
Fiscal 2006:					
Total revenue	**$ 1,105,616**	**$ 1,269,091**		**$ 1,203,538**	**$ 1,883,758**
Gross profit	**272,830**	**314,495**		**309,307**	**364,053**
Operating income	**139,752**	**164,702**		**155,895**	**151,326**
Net income	**89,913**	**104,351**		**102,624**	**91,873**
Net income per common share:					
Basic	**$ 2.20**	**$ 2.58**		**$ 2.60**	**$ 2.39**
Diluted	**$ 2.00**	**$ 2.35**		**$ 2.37**	**$ 2.19**
Fiscal 2005:					
Total revenue	$ 911,827	$ 976,248		$ 1,293,227	$ 1,814,051
Gross profit	215,472	180,191		329,528	446,862
Operating income before goodwill impairment	110,878	72,121		178,637	255,517
Goodwill impairment	-	130,235	(a)	-	-
Operating income (loss)	110,878	(58,114)	(a)	178,637	255,517
Net income (loss)	69,704	(84,344)	(a)	112,740	164,424
Net income (loss) per common share:					
Basic	$ 1.73 (b)	$ (2.09)	(a)	$ 2.78	$ 4.04
Diluted	$ 1.57 (b)	$ (2.09)	(a)	$ 2.50	$ 3.61

(a) In March 2005, the Company recognized a $130.2 million non-cash, non-tax-deductible goodwill impairment charge to write off substantially all of the goodwill allocated to certain underperforming markets in Indiana, Ohio, Kentucky and North Carolina. In addition to the operating income reported above in accordance with GAAP, the Company has provided operating income before goodwill impairment, a non-GAAP financial measure. Management believes that this non-GAAP measure is useful to both management and investors in the analysis of the Company's financial performance when comparing it to prior and subsequent periods and that it provides investors with an important perspective on the current underlying core operating performance of the business by isolating the impact of the goodwill impairment charge related to a prior acquisition.

(b) Per share information has been adjusted to give retrospective application to the March 2005 three-for-one stock split and for the inclusion of shares issuable upon conversion of our Co-Co's in accordance with EITF 04-08, as applicable.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Further, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures have been designed to ensure that information required to be disclosed in reports filed by us under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, in a manner to allow timely decisions regarding the required disclosure.

There were no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the foregoing evaluation that occurred during the quarter ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting and the attestation report of Beazer Homes' independent registered public accounting firm are included in Part II, Item 8. "Financial Statements and Supplementary Data" of this report under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" and are incorporated herein by this reference.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Director information is incorporated by reference to the section entitled "Election of Directors" of our Proxy Statement for our 2007 Annual Meeting of Stockholders, which is expected to be filed on or before December 27, 2006. Information regarding our executive officers is set forth herein under Part I as a separate item.

Beazer Homes has adopted a Code of Business Conduct and Ethics for its senior financial officers, which applies to its principal financial officer and controller, other senior financial officers and Chief Executive Officer. The full text of the Code of Business Conduct and Ethics can be found on the Company's website. Our Corporate Governance Guidelines and the charters of the following committees of our Board of Directors: Audit, Compensation, and Nominating and Governance, are also posted to our website, and are available in print to any stockholder who requests a printed copy. If at any time there is a waiver of any provision of our code of business conduct and ethics, information regarding such waiver will be published on our website.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the section entitled "Executive Compensation" of our Proxy Statement for our 2007 Annual Meeting of Stockholders, which is expected to be filed on or before December 27, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Management" of our Proxy Statement for our 2007 Annual Meeting of Stockholders, which is expected to be filed on or before December 27, 2006.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the section entitled "Principal Accounting Firm Fees" of our Proxy Statement for our 2007 Annual Meeting of Stockholders, which is expected to be filed on or before December 27, 2006.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this Annual Report on Form 10-K.

(a) 1. Financial Statements

	Page herein
Consolidated Statements of Income for the years ended September 30, 2006, 2005 and 2004.	37
Consolidated Balance Sheets as of September 30, 2006 and 2005.	38
Consolidated Statements of Stockholders' Equity for the years ended September 30, 2006, 2005 and 2004.	39
Consolidated Statements of Cash Flows for the years ended September 30, 2006, 2005 and 2004.	40
Notes to Consolidated Financial Statements.	41

2. Financial Statement Schedules

None required.

3. Exhibits

Exhibit Number		Exhibit Description
3.1	--	Amended and Restated Certificate of Incorporation of the Company – incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-4/A filed on March 12, 2002
3.2	--	Second Amended and Restated Bylaws of the Company – incorporated herein by reference to Exhibit 3.2 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)
4.1	--	Indenture dated as of May 21, 2001 among the Company and U.S. Bank Trust National Association, as trustee, related to the Company's 8 ⅝% Senior Notes due 2011 – incorporated herein by reference to Exhibit 4.4 of the Company's Form 10-K for the year ended September 30, 2001 (File No. 001-12822)
4.2	--	Supplemental Indenture (8 ⅝% Notes) dated as of May 21, 2001 among the Company, its subsidiaries party thereto and U.S. Bank Trust National Association, as trustee – incorporated herein by reference to Exhibit 4.5 of the Company's Form 10-K for the year ended September 30, 2001 (File No. 001-12822)
4.3	--	Form of 8 ⅝% Senior Notes due 2011 – incorporated herein by reference to Exhibit 4.6 of the Company's Form 10-K for the year ended September 30, 2001 (File No. 001-12822)
4.4	--	Specimen of Common Stock Certificate – incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 initially filed on December 6, 1993
4.5	--	Indenture dated as of April 17, 2002 among Beazer, the Guarantors party thereto and U.S. Bank Trust National Association, as trustee, related to the Company's 8 ⅜% Senior Notes due 2012 – incorporated herein by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-4 filed on July 16, 2002
4.6	--	First Supplemental Indenture dated as of April 17, 2002 among Beazer, the Guarantors party thereto and U.S. Bank Trust National Association, as trustee, related to the Company's 8 ⅜% Senior Notes due 2012 – incorporated herein by reference to Exhibit 4.12 of the Company's

Registration Statement on Form S-4 filed on July 16, 2002

4.7 -- Form of 8 ⅜% Senior Notes due 2012 – incorporated herein by reference to Exhibit 4.14 of the Company's Registration Statement on Form S-4 filed on July 16, 2002

4.8 -- Second Supplemental Indenture dated as of November 13, 2003 among Beazer, the Guarantors party thereto and U.S. Bank Trust National Association, as trustee, related to the Company's 6 ½% Senior Notes due 2013 – incorporated herein by reference to Exhibit 4.11 of the Company's Form 10-K for the year ended September 30, 2003 (File No. 001-12822)

4.9 -- Form of 6 ½% Senior Notes due 2013 – incorporated herein by reference to Exhibit 4.12 of the Company's Form 10-K for the year ended September 30, 2003 (File No. 001-12822)

4.10 -- Indenture dated as of June 8, 2004 among Beazer, the Guarantors party thereto and SunTrust Bank, as trustee, related to the 4 ⅝% Convertible Senior Notes due 2024 – incorporated herein by reference to Exhibit 4.1 of the Company's Form 10-Q for the quarter ended June 30, 2004 (File No. 001-12822)

4.11 -- Form of 4 ⅝% Convertible Senior Notes due 2024 – incorporated herein by reference to Exhibit 4.2 of the Company's Form 10-Q for the quarter ended June 30, 2004 (File No. 001-12822)

4.12 -- Form of 6 ⅞% Senior Notes due 2015 – incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on June 13, 2005

4.13 -- Form of Fifth Supplemental Indenture, dated as of June 8, 2005, by and among Beazer, the Subsidiary Guarantors party thereto and U.S. Bank National Association, as trustee – incorporated herein by reference to Exhibit 4.11 of the Company's Form 8-K filed on June 13, 2005

4.14 -- Credit Agreement dated as of January 11, 2006 by and among Beazer Mortgage Corporation as Borrower, the Lenders party thereto, Guaranty Bank as Agent, JPMorgan Chase Bank, N.A. as Syndication Agent and U.S. Bank National Association as Documentation Agent – incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on January 17, 2006 (File No. 001-12822)

4.15 -- Sixth Supplemental Indenture, dated as of January 9, 2006, to the Trust Indenture dated as of May 21, 2001 – incorporated herein by reference to Exhibit 99.1 of the Company's Form 8-K filed on January 17, 2006 (File No. 001-12822)

4.16 -- Seventh Supplement Indenture, dated as of January 9, 2006, to the Trust Indenture dated as of April 17, 2002 – incorporated herein by reference to Exhibit 99.2 of the Company's Form 8-K filed on January 17, 2006 (File No. 001-12822)

4.17 -- First Amendment to Credit Agreement dated as of March 22, 2006, among Beazer Homes USA, Inc., as Borrower, the Lenders Parties Thereto and JPMorgan Chase Bank, N.A. as Administrative Agent – incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on March 28, 2006 (File No. 001-12822)

4.18 -- Form of Senior Note due 2016 – incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on June 8, 2006 (File No. 001-12822)

4.19 -- Form of Eighth Supplemental Indenture, dated June 6, 2006, by and among Beazer Homes USA, Inc., the guarantors named therein and UBS Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities, Inc., Wachovia Capital Markets, LLC, Deutsche Bank Securities Inc., BNP Paribas Securities Corp. and Greenwich Capital Markets – incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 8, 2006 (File No. 001-12822)

4.20 -- Form of Junior Subordinated indenture between Beazer Homes USA, Inc., JPMorgan Chase Bank, National Association, dated June 15, 2006 – incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on June 21, 2006 (File No. 001-12822)

4.21 -- Form of the Amended and Restated Trust Agreement among Beazer Homes USA, Inc., JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and certain individuals named therein as Administrative Trustees, dated June 15, 2006 - incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on June 21, 2006 (File No. 001-12822)

10.1* -- Amended and Restated 1994 Stock Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-K for the year ended September 30, 2005 (File No. 001-12822)

10.2* -- Non-Employee Director Stock Option Plan – incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-K for the year ended September 30, 2001 (File No. 001-12822)

10.3* -- Amended and Restated 1999 Stock Incentive Plan – incorporated herein by reference to Exhibit 4.2 of the Company's Form S-8 filed on June 17, 2004

10.4* -- 2005 Value Created Incentive Plan – incorporated herein by reference to Exhibit 10.4 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)

10.5* -- Amended and Restated Corporate Management Stock Purchase Program – incorporated herein by reference to Exhibit 10.5 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)

10.6*	--	Customer Survey Incentive Plan – incorporated herein by reference to Exhibit 10.6 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)
10.7*	--	Director Stock Purchase Program – incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)
10.8*	--	Form of Stock Option and Restricted Stock Award Agreement – incorporated herein by reference to Exhibit 10.8 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)
10.9*	--	Form of Stock Option Award Agreement – incorporated herein by reference to Exhibit 10.9 of the Company's Form 10-K for the year ended September 30, 2004 (File No. 001-12822)
10.10-13		Amended and Restated Employment Agreements dated as of September 1, 2004 – incorporated herein by reference to Exhibits 10.01-10.03 and 10.05 of the Company's Form 8-K filed on September 1, 2004 (File No. 001-12822), respectively:
10.10*	--	Ian J. McCarthy
10.11*	--	Michael H. Furlow
10.12*	--	James O'Leary
10.13*	--	Michael T. Rand
10.14-19		Amended and Restated Supplemental Employment Agreements dated as of February 3, 2006 – incorporated herein by reference to Exhibits 10.1-10.4 , 10.6 and 10.8 of the Company's Form 10-Q for the quarter ended March 31, 2006 (File No. 001-12822), respectively:
10.14*	--	Ian J. McCarthy
10.15*	--	Michael H. Furlow
10.16*	--	James O'Leary
10.17*	--	Kenneth J. Gary
10.18*	--	Cory J. Boydston
10.19*	--	Michael T. Rand
10.20-24		First Amendment to Amended and Restated Employment Agreements dated as of February 3, 2006 – incorporated herein by reference to Exhibits 10.11-10.14 and 10.16 of the Company's Form 10-Q for the quarter ended March 31, 2006 (File No. 001-12822), respectively:
10.20*	--	Ian J. McCarthy
10.21*	--	Michael H. Furlow
10.22*	--	James O'Leary
10.23*	--	Kenneth J. Gary
10.24*	--	Michael T. Rand
10.25*	--	Form of Performance Shares Award Agreement dated as of February 2, 2006 – incorporated herein by reference to Exhibit 10.18 of the Company's Form 10-Q for the quarter ended March 31, 2006 (File No. 001-12822)
10.26*	--	Form of Award Agreement dated as of February 2, 2006 – incorporated herein by reference to Exhibit 10.19 of the Company's Form 10-Q for the quarter ended March 31, 2006 (File No. 001-12822)
10.27*	--	2005 Executive Value Created Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 9, 2005 (File No. 001-12822)
10.28	--	Purchase Agreement for Sanford Homes of Colorado LLLP – incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 10, 2001 (File No. 001-12822)
10.29	--	Credit Agreement dated as of August 22, 2005 between the Company and JPMorgan Chase Bank, NA, as Agent, Guaranty Bank, BNP Paribas and Wachovia Bank, National Association as Syndication Agents, The Royal Bank of Scotland plc as Documentation Agent, SunTrust Bank, Citicorp North America, Inc. and Washington Mutual Bank, FA, as Managing Agents, Comerica Bank, PNC Bank, National Association and UBS Loan Finance LLC as Co-Agents, and J.P. Morgan Securities Inc., as Lead Arranger and Sole Bookrunner – incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 24, 2005 (File No. 001-12822)
10.30*	--	Employment Agreement dated as of March 14, 2005 for Kenneth J. Gary - incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on March 18, 2005 (File No. 001-12822)
21	--	Subsidiaries of the Company
23	--	Consent of Deloitte & Touche LLP
31.1	--	Certification pursuant to 17 CFR 240.13a-14 promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	--	Certification pursuant to 17 CFR 240.13a-14 promulgated under Section 302 of the Sarbanes-Oxley Act of 2002

32.1 -- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 -- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Represents a management contract or compensatory plan or arrangement

(c) Exhibits

Reference is made to Item 15(a)3 above. The following is a list of exhibits, included in item 15(a)3 above, that are filed concurrently with this report.

21 --- Subsidiaries of the Company

23 --- Consent of Deloitte & Touche LLP

31.1 --- Certification pursuant to 17 CFR 240.13a-14 promulgated under Section 302 of the Sarbanes-Oxley Act of 2002

31.2 --- Certification pursuant to 17 CFR 240.13a-14 promulgated under Section 302 of the Sarbanes-Oxley Act of 2002

32.1 --- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 --- Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(d) Financial Statement Schedules

Reference is made to Item 15(a)2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beazer Homes USA, Inc.

By: /s/ Ian J. McCarthy
Name: Ian J. McCarthy
Title: President and Chief Executive Officer
Date: December 8, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

December 8, 2006 Date	By: /s/ Brian C. Beazer Brian C. Beazer, Director and Non-Executive Chairman of the Board
December 8, 2006 Date	By: /s/ Ian J. McCarthy Ian J. McCarthy, Director, President and Chief Executive Officer (Principal Executive Officer)
December 8, 2006 Date	By: /s/ Laurent Alpert Laurent Alpert, Director*
December 8, 2006 Date	By: /s/ Katie J. Bayne Katie J. Bayne, Director
December 8, 2006 Date	By: /s/ Peter G. Leemputte Peter G. Leemputte, Director*
December 8, 2006 Date	By: /s/ Maureen E. O'Connell Maureen E. O'Connell, Director*
December 8, 2006 Date	By: /s/ Larry T. Solari Larry T. Solari, Director
December 8, 2006 Date	By: /s/ Stephen P. Zelnak Stephen P. Zelnak, Jr., Director
December 8, 2006 Date	By: /s/ James O'Leary James O'Leary, Executive Vice President and Chief Financial Officer (Principal Financial Officer)
December 8, 2006 Date	By: /s/ Michael T. Rand Michael T. Rand, Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)

* Member of the Company's Audit Committee

Exhibit 31.1

**CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Ian J. McCarthy, certify that:

I have reviewed this annual report on Form 10-K of Beazer Homes USA, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter of fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 8, 2006

/s/ Ian J. McCarthy
Ian J. McCarthy
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James O'Leary, certify that:

I have reviewed this annual report on Form 10-K of Beazer Homes USA, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(d) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(e) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(f) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(e) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter of fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 8, 2006

/s/ James O'Leary
James O'Leary
Executive Vice President and Chief Financial Officer

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SHAREHOLDER AND CORPORATE INFORMATION

Beazer Homes USA, Inc.

Corporate Headquarters

Beazer Homes USA, Inc.
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328
Telephone: (770) 829-3700
www.beazer.com

General Counsel

Kenneth J. Gary, Executive Vice President,
General Counsel

Independent Auditors

Deloitte & Touche LLP

Beazer Confidential Ethics Hotline

Beazer Homes is committed to the highest standards of ethical conduct in its financial affairs and reporting. To help ensure that all instances of known or suspected fraud, theft, accounting or auditing improprieties or other financial misconduct are reported, the Company has set up a confidential ethics hotline at 1-800-383-0863 or through the Investor Relations section of www.beazer.com.

All communications to the hotline are made anonymously and then transmitted directly to the Company's Vice President, Audit and Controls, where they are reviewed and investigated, as appropriate. The Company will not retaliate against persons who, in good faith, report evidence of known or suspected fraud, theft, accounting or auditing improprieties or other financial misconduct because of such reports.

Inquiries

Individuals seeking financial data or information about the Company and its operations should contact Leslie H. Kratcoski, Vice President, Investor Relations and Corporate Communications.

Financial Information

Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K, Proxy Statement and Forms 10-Q and 8-K, as filed with the United States Securities and Exchange Commission, will be furnished upon written request to Leslie H. Kratcoski, Vice President, Investor Relations and Corporate Communications or can be accessed at www.beazer.com.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(212) 936-5100

Trading Information

Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange (NYSE) under the symbol "BZH." On December 7, 2006, the last reported sales price of the Company's common stock on the NYSE was $47.09.

Annual Meeting

The 2007 annual meeting of stockholders will be held at 2:00 p.m. ET on February 5, 2007 at our offices at 1000 Abernathy Road, Atlanta, Georgia 30328.

Duplicate Mailings

If you are receiving duplicate or unwanted copies of our publications, please contact *American Stock Transfer & Trust Company* at the number listed above or contact Leslie H. Kratcoski, Vice President, Investor Relations and Corporate Communications.

Certification to NYSE

Pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company submitted the Annual CEO Certification to the NYSE, effective January 4, 2006.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Beazer Homes USA, Inc.

Board of Directors

Brian C. Beazer[4]
Non-Executive Chairman of the Board,
Beazer Homes USA, Inc.

Laurent Alpert[1][3][6]
Partner,
Cleary, Gottlieb, Steen & Hamilton

Katie J. Bayne[2][6]
Senior Vice President,
Coca-Cola Brands, North America
The Coca-Cola Company

Peter G. Leemputte[1][4][5][6]
Senior Vice President and
Chief Financial Officer,
Brunswick Corporation

Ian J. McCarthy
President and Chief Executive Officer,
Beazer Homes USA, Inc.

Maureen E. O'Connell[1][3][5][6]
Former Chief Financial Officer,
Affinion Group

Larry T. Solari[2][3][6]
Former Chairman and Chief Executive Officer,
BSI Holdings, Inc.

Stephen P. Zelnak, Jr.[2][4][6]
Chairman and Chief Executive Officer,
Martin Marietta Materials, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating/Corporate Governance Committee
(4) Member of the Finance Committee
(5) Audit Committee Financial Expert, as defined by SEC regulations and NYSE Listing Standards
(6) Independent, within the meaning of the Sarbanes-Oxley Act and NYSE Listing Standards

Executive Officers

Ian J. McCarthy
President and Chief Executive Officer

Michael H. Furlow
Executive Vice President and
Chief Operating Officer

James O'Leary
Executive Vice President and
Chief Financial Officer

Kenneth J. Gary
Executive Vice President and
General Counsel

Cory J. Boydston
Senior Vice President and
Treasurer

Michael T. Rand
Senior Vice President and
Chief Accounting Officer


Beazer
Homes

Beazer Homes USA, Inc.
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328
770-829-3700

beazer.com